Prospectus Supplement

August 25, 2004

(To prospectus dated December 24, 2002)

Filed Pursuant to Rule 424(b)(5)

Registration No. 333-101969

$200,000,000

ANTHEM, INC.

3.50% Notes due 2007

We are offering a new series of notes which will bear interest at 3.50% per year and will mature on September 1, 2007. We will pay interest on the notes on March 1 and September 1 of each year, beginning March 1, 2005. The notes will be issued only in denominations of $1,000 and integral multiples of $1,000. The notes are not redeemable prior to their maturity.

The notes will be unsecured and unsubordinated obligations and will rank equally with our other unsecured and unsubordinated indebtedness from time to time outstanding. We do not intend to list the notes on any national securities exchange.

Investing in the notes involves risks. See “Risk Factors” beginning on page S-4 of this prospectus supplement.

	Per Note	Total
Public offering price (1)	99.861%	$199,722,000
Underwriting discount	0.400%	$800,000
Proceeds before expenses to Anthem, Inc. (1)	99.461%	$198,922,000	(2)

(1)	Plus accrued interest, if any, from August 27, 2004, if settlement occurs after that date.
(2)	See “Use of Proceeds” for a description of the proceeds to be delivered to the Company.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriter expects to deliver the notes in book-entry form only through The Depository Trust Company against payment in New York, New York on or about August 27, 2004.

Banc of America Securities LLC

Prospectus Supplement

In this prospectus supplement, “we,” “us,” “our,” and “Anthem” refer to Anthem, Inc. and/or Anthem, Inc. and its direct and indirect subsidiaries, as the context requires.

i

FORWARD LOOKING STATEMENTS

This prospectus supplement contains or incorporates forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. You can identify these forward-looking statements by our use of the words “believes,” “anticipates,” “plans,” “expects,” “may,” “will,” “intends,” “estimates” and similar expressions, whether in the negative or affirmative. We cannot guarantee that we actually will achieve the plans, intentions and expectations discussed in these forward-looking statements. Our actual results may differ materially. We have included important factors in the cautionary statements contained or incorporated by reference in this prospectus supplement or the accompanying prospectus that we believe would cause our actual results to differ materially from the forward-looking statements that we make. We do not intend to update information contained in any forward-looking statement we make.

You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not, and the underwriter has not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriter is not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus supplement and the accompanying prospectus is accurate as of their dates. Our business, financial condition, results of operations and prospects may have changed since then.

ii

SUMMARY

The following summary may not contain all the information that may be important to you. You should read the entire prospectus supplement and the accompanying prospectus, as well as the documents incorporated by reference in the accompanying prospectus, before making an investment decision.

The Offering

Issuer	Anthem, Inc.

Securities offered	$200,000,000 aggregate principal amount of 3.50% notes due 2007.

Maturity date	September 1, 2007.

Interest payment dates	March 1 and September 1 of each year, commencing March 1, 2005.

Ranking	The notes will be our unsecured and unsubordinated obligations and will rank equally with all our other unsecured and unsubordinated indebtedness from time to time outstanding. The indenture does not restrict our ability to incur other debt.

Redemption	The notes are not redeemable.

Sinking fund	None.

Form and denomination of notes	The notes initially will be represented by one or more global notes which will be deposited with a custodian for, and registered in the name of a nominee of, The Depository Trust Company, or DTC. Indirect holders trading their beneficial interests in the global notes through DTC must trade in DTC’s same-day funds settlement system and pay in immediately available funds. The notes may only be withdrawn from DTC in the limited situations described in the accompanying prospectus in the section entitled “Description of the Debt Securities—Global Notes, Delivery and Form.”

Use of proceeds	After deducting underwriting discounts and our offering expenses, we will receive proceeds consisting of (i) $190,000,000 aggregate principal amount of our outstanding 4.655% subordinated debentures due 2006, valued at $193,611,758, which we will cancel and retire, and (ii) approximately $4,660,242 in cash, which we intend to use for general corporate purposes. See “Use of Proceeds.”

Risk factors	See “Risk Factors” before considering an investment in the notes.

Anthem, Inc.

We are one of the nation’s largest publicly traded health benefits companies, serving more than 12.6 million members as of June 30, 2004, primarily in Indiana, Kentucky, Ohio, Connecticut, New Hampshire, Maine, Colorado, Nevada and Virginia, excluding the immediate suburbs of Washington, D.C. As of June 30, 2004, we had total assets of $13.7 billion and total revenue of $9.2 billion for the six months ended June 30, 2004.

Our product portfolio includes a diversified mix of managed care products, including health maintenance organizations, or HMOs, preferred provider organizations, or PPOs, and point of service plans, or POS, as well as traditional indemnity products. We also offer a broad range of administrative and managed care services and partially insured products for employer self-funded plans. These services and products include claims processing, underwriting, stop loss insurance, actuarial services, provider network access, medical cost management and other administrative services. In addition, we offer our customers several specialty products including group life and disability insurance benefits, pharmacy benefit management, dental and vision administrative services and behavioral health benefits services. Our products allow our customers to choose from a wide array of funding alternatives. For our insured products, we charge a premium and assume all or a majority of the health care risk. Under our self funded and partially insured products, we charge a fee for services, and the employer or plan sponsor reimburses us for all or a majority of the health care costs.

Our managed care plans and products are designed to encourage providers and members to participate in quality, cost-effective health benefits plans by using the full range of our innovative medical management services, quality initiatives and financial incentives. Our strong industry position enables us to realize the long-term benefits of investing in preventive and early detection programs. Our ability to provide cost-effective health benefits products and services is enhanced through a disciplined approach to internal cost containment, prudent management of our risk exposure and successful integration of acquired businesses.

On October 27, 2003, we and WellPoint Health Networks Inc., or WellPoint, announced that we had entered into a definitive agreement and plan of merger, or merger agreement, pursuant to which WellPoint would merge into a wholly-owned subsidiary of ours. Effective with this merger, we will change our name to WellPoint, Inc. WellPoint offers a broad spectrum of network-based managed care plans through its subsidiaries, which include those operating under the trade names of Blue Cross of California, Blue Cross Blue Shield of Georgia, Blue Cross Blue Shield of Missouri, Blue Cross Blue Shield United of Wisconsin, HealthLink and UNICARE. WellPoint’s managed care plans include PPOs, HMOs, POSs, traditional indemnity and other hybrid plans. In addition, WellPoint offers managed care services, including underwriting, actuarial services, network access, medical management and claims processing. WellPoint also provides a broad array of specialty and other products, including pharmacy benefits management, dental, vision, life insurance, preventive care, disability insurance, behavioral health, COBRA and flexible benefits account administration.

Under the merger agreement, WellPoint’s stockholders will receive consideration of $23.80 in cash and one share of our common stock for each WellPoint share outstanding. The value of the transaction was estimated to be approximately $16.4 billion based on the closing price of our common stock on the New York Stock Exchange on October 24, 2003. Regulatory and other approvals have been obtained from the Department of Justice, the Blue Cross Blue Shield Association, or BCBSA, Anthem shareholders, WellPoint stockholders, and all necessary state regulatory agencies except California. On July 23, 2004, the California Department of Managed Health Care, or DMHC, approved the merger. Also on July 23, 2004, the California Department of Insurance, or DOI, Commissioner disapproved the merger. Anthem has carefully reviewed the California DOI Commissioner’s decision and filed a Writ of Mandate in the Superior Court of the State of California. On August 25, 2004, the California DOI and the Commissioner filed an Answer to Petition and Complaint and a Demurrer. A hearing on the Demurrer to Petition and Complaint has been scheduled for October 5, 2004. Anthem will continue to evaluate all other available options. It is currently not known when the transaction will close.

As of June 30, 2004, Anthem had capitalized $15.9 million of direct costs associated with the WellPoint merger. If Anthem is unable to complete the WellPoint transaction, these capitalized costs will be expensed.

Anthem, Inc. is incorporated under the laws of the State of Indiana. Our principal executive offices are located at 120 Monument Circle, Indianapolis, Indiana 46204 and our telephone number is (317) 488-6000.

If you would like to find more information about us, please see the sections entitled “Where You Can Find More Information” and “Incorporation of Certain Documents by Reference,” in the accompanying prospectus.

RISK FACTORS

You should carefully consider the risks described below together with the risk factors described in and incorporated by reference into the accompanying prospectus, as well as all of the other information in, and incorporated by reference in, this prospectus supplement and the accompanying prospectus before you decide to buy the notes. If any of the risks actually occur, our business, financial condition or results of operations could suffer. In that event, we may be unable to meet our obligations under the notes and you may lose all or part of your investment.

Risks Relating to the Notes

Following this offering of notes, we will have indebtedness outstanding of approximately $1.7 billion and may incur additional indebtedness in the future. As a holding company, Anthem will not be able to repay its indebtedness except through dividends from subsidiaries, some of which are restricted in their ability under applicable insurance law to pay such dividends. Such indebtedness could also adversely affect our ability to pursue desirable business opportunities.

Following this offering we will have indebtedness outstanding of approximately $1.7 billion and have available borrowing capacity under our amended and restated credit facilities of up to $1.0 billion. Such facilities consist of a $400.0 million revolving credit facility which expires on November 5, 2006, and a $600.0 million revolving credit facility which expires on August 31, 2004 but that we intend to extend to June 28, 2005.

We may incur additional indebtedness in the future. The terms of the indenture under which the notes are to be issued do not prohibit us or our subsidiaries from incurring additional indebtedness. Our debt service obligations will require us to use a portion of our cash flow to pay interest and principal on debt instead of for other corporate purposes, including funding future expansion. If our cash flow and capital resources are insufficient to service our debt obligations, we may be forced to seek extraordinary dividends from our subsidiaries, sell assets, seek additional equity or debt capital or restructure our debt. However, these measures might be unsuccessful or inadequate in permitting us to meet scheduled debt service obligations.

We will have cash requirements of approximately $4.0 billion for the pending transaction with WellPoint, including both the cash portion of the purchase price and estimated transaction costs. During October 2003, we obtained a commitment for a bridge loan of up to $3.0 billion. Additionally, as of June 30, 2004, we have $1.0 billion of cash, cash equivalents and investments and access to $1.0 billion credit facilities. All indebtedness under the bridge loan must be repaid in full no later than March 31, 2005. At or immediately after the closing of the WellPoint transaction, we plan to issue up to $2.0 billion of debt securities to provide permanent financing. In addition, we expect to put in place an expanded $2.5 billion revolving credit facility, replacing our current $1.0 billion of credit facilities. Upon the issuance of the $2.0 billion of debt securities, the issuance of commercial paper, and/or the borrowing under our new revolving credit facilities, the $3.0 billion bridge loan will be repaid or the commitment for the bridge loan will be reduced or terminated.

As a holding company, we have no operations and are dependent on dividends from our subsidiaries for cash to fund our debt service and other corporate needs. State insurance laws restrict the ability of our regulated subsidiaries to pay dividends. Indebtedness could also limit our ability to pursue desirable business opportunities, and may affect our ability to maintain an investment grade rating for our indebtedness.

We may also incur future debt obligations that might subject us to restrictive covenants that could affect our financial and operational flexibility. Our breach or failure to comply with any of these covenants could result in a default under our credit agreements. If we default under our credit agreements, the lenders could cease to make further extensions of credit or cause all of our outstanding debt obligations under our credit agreements to become immediately due and payable, together with accrued and unpaid interest. If the indebtedness under the notes or our credit agreements is accelerated, we may be unable to repay or finance the amounts due.

The notes will not be secured by any of our assets and any secured creditors would have a prior claim on our assets.

The notes will not be secured by any of our assets. The terms of the indenture permit us to incur secured debt. If we become insolvent or are liquidated, or if payment under any of the agreements governing our secured debt is accelerated, the lenders under our secured debt agreements will be entitled to exercise the remedies available to a secured lender under applicable law and pursuant to agreements governing that debt. Accordingly, the lenders will have a prior claim on our assets. In that event, because the notes will not be secured by any of our assets, it is possible that there will be no assets remaining from which claims of the holders of notes can be satisfied or, if any assets remain, the remaining assets might be insufficient to satisfy those claims in full. As of June 30, 2004, we had no secured debt outstanding.

The notes are effectively subordinated to the indebtedness of our subsidiaries.

Because we operate as a holding company, our right to participate in any distribution of assets of any subsidiary upon that subsidiary’s dissolution, winding-up, liquidation, reorganization or otherwise (and thus the ability of the holders of the notes to participate indirectly from the distribution) is subject to the prior claims of the creditors of that subsidiary, except to the extent that we are a creditor of the subsidiary and our claims are recognized. Therefore, the notes will be effectively subordinated to all indebtedness and other obligations of our subsidiaries. Our subsidiaries are separate legal entities and have no obligations to pay, or make funds available for the payment of, any amounts due on the notes. The indenture governing the notes does not prohibit or limit the incurrence of indebtedness and other liabilities by us or our subsidiaries. The incurrence of additional indebtedness and other liabilities by us or our subsidiaries could adversely affect our ability to pay obligations on the notes. As of June 30, 2004, the outstanding indebtedness of our subsidiaries aggregated $499.0 million.

An active trading market for the notes may not develop.

There has not been an established trading market for the notes. We do not intend to apply for listing of the notes on any securities exchange or for quotation through the National Association of Securities Dealers Automated Quotation system. Although the underwriter has informed us that it currently intends to make a market in the notes, it has no obligation to do so and may discontinue making a market at any time without notice. The liquidity of any market for the notes will depend on the number of holders of the notes, our performance, the market for similar securities, the interest of securities dealers in making a market in the notes and other factors. A liquid trading market may not develop for the notes.

Risks Relating to the Merger

We and WellPoint may experience difficulties in integrating our businesses, which could cause the combined company to lose many of the anticipated potential benefits of the merger.

We and WellPoint have entered into a merger agreement because we believe that the merger will be beneficial to our companies. Achieving the anticipated benefits of the merger will depend in part upon whether our two companies integrate our businesses in an efficient and effective manner. We may not be able to accomplish this integration process smoothly or successfully. The necessity of coordinating geographically separated organizations and addressing possible differences in corporate cultures and management philosophies may increase the difficulties of integration. The integration of certain operations following the merger will require the dedication of significant management resources, which may temporarily distract management’s attention from the combined company’s day-to-day business. Employee uncertainty and lack of focus during the integration process may also disrupt our business. Any inability of our management to integrate successfully the operations of our two companies could have a material adverse effect on our business, results of operations and financial condition.

We have failed to obtain one of the governmental approvals needed to complete the WellPoint merger, and we have filed a court action seeking to overturn the regulatory disapproval. We cannot be sure that the court will overturn the regulator’s disapproval or that the delays involved in the court proceeding and in any supplemental regulatory proceeding or appeal of the court decision will not jeopardize or postpone completion of the merger, require us to obtain amended or new governmental or other consents in place of those already received, result in additional expenditures of money and resources, or delay or reduce the anticipated benefits of the merger.

On July 23, 2004, the California Department of Insurance Commissioner issued a letter denying an approval needed for the WellPoint merger. After careful review of the Commissioner’s decision with WellPoint, we concluded that the Commissioner had failed to apply the appropriate statutory standards and we filed a Petition for Writ of Mandate and Complaint for Declaratory and Injunctive Relief in the Superior Court of the State of California, asking the Court to overturn the Commissioner’s decision and order the Commissioner to grant approval. Our Petition and Complaint was filed on August 3, 2004. On August 25, 2004, the Commissioner and the California Department of Insurance filed an Answer to Petition and Complaint and a Demurrer. A hearing on the Demurrer to Petition and Complaint has been scheduled for October 5, 2004. The timetable for completing the judicial process relating to the Commissioner’s disapproval is uncertain and will be determined by the courts. The disapproval by the Commissioner has postponed completion of the merger, and further delays involved in the judicial process relating to the Commissioner’s disapproval may further postpone or jeopardize completion of the merger and may require us to seek amended or additional approvals or consents, or extensions, from the federal and state governmental agencies and third parties that have already granted consents or approvals needed in connection with the merger. These delays, or any new or additional requirements or limitations that may be imposed, could delay or reduce the anticipated benefits of the merger.

Our bridge loan agreement contains conditions that may not be satisfied, in which case we would need to arrange for alternative sources of financing.

We have entered into a commitment letter and negotiated a bridge loan agreement which would permit us to borrow up to $3 billion (but we have not closed the bridge loan facility). Pursuant to the commitment letter and the negotiated bridge loan agreement, various conditions to our ability to borrow under the bridge loan are included such as (1) the absence of any change, occurrence or development since December 31, 2003 that could reasonably be expected to have a material adverse effect on the combined company; (2) the receipt of all governmental, shareholder and third-party consents and approvals necessary to consummate the merger; (3) the absence of any action, suit, investigation or proceeding pending or, to the knowledge of us or WellPoint, threatened in any court or before any arbitrator or governmental authority that could reasonably be expected to have a material adverse effect on the combined company; (4) our long-term unsecured non-credit enhanced debt not being rated less than Baa3 by Moody’s and BBB- by S&P; and (5) such other conditions that are customary for transactions of this nature. If we are unable to borrow under the bridge loan agreement because a condition is not satisfied on or prior to the closing date of the merger, we would need to arrange for alternative sources of financing. There can be no assurance, however, that alternative sources of financing would be available and, if unavailable, we would be unable to consummate our merger with WellPoint. Because we have represented to WellPoint in the merger agreement that we will have available, at the time the merger is completed, sufficient funds to enable us to complete the merger and because the availability of such funds is not a condition to our obligation to complete the merger, we could be in breach of the merger agreement if alternative sources of financing are unavailable to us at the time of the closing of the merger.

Risks Relating to the Business of Anthem, WellPoint and the Combined Company

Application of and/or changes in state and federal regulations may adversely affect our and WellPoint’s business, financial condition and results of operations. As holding companies, we and WellPoint are dependent on dividends from our respective subsidiaries. Our and WellPoint’s regulated subsidiaries are subject to state regulations, including restrictions on the payment of dividends and maintenance of minimum levels of capital.

Our and WellPoint’s HMO subsidiaries are subject to extensive regulation and supervision by the insurance or HMO regulatory authorities of each state in which they are licensed or authorized to do business, as well as to regulation by federal and local agencies. We cannot assure you that future regulatory action by state insurance or HMO authorities will not have a material adverse effect on the profitability or marketability of our and WellPoint’s health benefits or managed care products or on our and WellPoint’s business, financial condition and results of operations. In addition, because of both our and WellPoint’s participation in government-sponsored programs such as Medicare and Medicaid, changes in government regulations or policy with respect to, among other things, reimbursement levels, could also adversely affect our and WellPoint’s business, financial condition and results of operations. In addition, we cannot assure you that application of the federal and/or state tax regulatory regime that currently applies to us or WellPoint will not, or future tax regulation by either federal and/or state governmental authorities concerning the combined company could not, have a material adverse effect on our and WellPoint’s business, operations or financial condition.

In December 2000, the Department of Health and Human Services, known as HHS, promulgated certain regulations under the Health Insurance Portability and Accountability Act of 1996, or HIPAA, related to the privacy of individually identifiable health information, or confidential health information. The new regulations require health plans, clearinghouses and providers to:

•	comply with various requirements and restrictions related to the use, storage and disclosure of confidential health information;

•	adopt rigorous internal procedures to protect confidential health information; and

•	enter into specific written agreements with business associates to whom confidential health information is disclosed.

These regulations do not preempt more stringent state laws and regulations that may apply to us or WellPoint. On February 20, 2003, HHS published the final regulation addressing security requirements to be met regarding accessibility of confidential health information. Health plans (other than small health plans) have until April 20, 2005 to comply with these new security standards. We and WellPoint are currently assessing the impact of this new regulation and believe the costs could be material. State legislatures and Congress continue to focus on health care issues. From time to time, Congress has considered various forms of Patients’ Bill of Rights legislation which, if adopted, could fundamentally alter the treatment of coverage decisions under the Employee Retirement Income Security Act of 1974, or ERISA. Additionally, there recently have been legislative attempts to limit ERISA’s preemptive effect on state laws. If adopted, such limitations could increase our and WellPoint’s liability exposure and could permit greater state regulation of our and WellPoint’s operations. Other proposed bills and regulations at state and federal levels may impact certain aspects of our and WellPoint’s business, including provider contracting, claims payments and processing and confidentiality of health information. While we cannot predict if any of these initiatives will ultimately become effective or, if enacted, what their terms will be, their enactment could increase our and WellPoint’s costs, expose us and WellPoint to expanded liability or require us and WellPoint to revise the ways in which we and WellPoint conduct business. Further, as we and WellPoint continue to implement our e-business initiatives, uncertainty surrounding the regulatory authority and requirements in this area may make it difficult to ensure compliance. We and WellPoint are each holding companies whose assets include the outstanding shares of common stock of our and WellPoint’s respective licensed insurance and HMO subsidiaries. As holding companies, we and WellPoint depend on dividends from our respective subsidiaries and their receipt of dividends from our and WellPoint’s other regulated subsidiaries. Among other restrictions, state insurance and HMO laws may restrict the ability of our and WellPoint’s respective regulated subsidiaries to pay dividends. Our ability to pay dividends in the future to our shareholders and to meet our obligations, including paying operating expenses and debt service on our outstanding and future indebtedness, will depend upon the receipt of dividends from our subsidiaries. An inability of our subsidiaries to pay dividends in the future in an amount sufficient for us to meet our financial obligations may materially adversely affect our business, financial condition and results of operations. Most of our and WellPoint’s insurance and HMO subsidiaries are subject to risk-based capital, known as RBC, standards, imposed by their states of domicile. These laws are based on the RBC Model Act adopted by the National Association of Insurance Commissioners, or NAIC, and require our and WellPoint’s regulated subsidiaries to report their results of risk-based capital calculations to the departments of insurance and the NAIC. Failure to maintain the minimum RBC standards could subject our and WellPoint’s regulated subsidiaries to corrective action, including state supervision or liquidation. Our and WellPoint’s insurance and HMO subsidiaries are currently in compliance with the risk-based capital or other similar requirements imposed by their respective states of domicile.

Our and WellPoint’s inability to contain health care costs, efficiently implement increases in premium rates, maintain adequate reserves for policy benefits, maintain current provider agreements or avoid a downgrade in ratings may adversely affect our and WellPoint’s business, financial condition and results of operations.

Our and WellPoint’s profitability depend in large part on accurately predicting health care costs and on the ability to manage future health care costs through underwriting criteria, medical management, product design and negotiation of favorable provider contracts. The aging of the population and other demographic characteristics and advances in medical technology continue to contribute to rising health care costs. Government-imposed limitations on Medicare and Medicaid reimbursement have also caused the private sector to bear a greater share of increasing health care costs. Changes in health care practices, inflation, new technologies, the cost of prescription drugs, clusters of high cost cases, changes in the regulatory environment and numerous other factors affecting the cost of health care may adversely affect our and WellPoint’s ability to predict and manage health care costs, as well as our and WellPoint’s business, financial condition and results of operations.

In addition to the challenge of managing health care costs, we and WellPoint face pressure to contain premium rates. Our and WellPoint’s customer contracts may be subject to renegotiation as customers seek to contain their costs. Alternatively, our and WellPoint’s customers may move to a competitor to obtain more favorable premiums. Fiscal concerns regarding the continued viability of programs such as Medicare and Medicaid may cause decreasing reimbursement rates for government-sponsored programs in which we and WellPoint participate. A limitation on our or WellPoint’s ability to increase or maintain premium levels could adversely affect our and WellPoint’s business, financial condition and results of operations. The reserves we and WellPoint establish for health insurance policy benefits and other contractual rights and benefits are based upon assumptions concerning a number of factors, including trends in health care costs, expenses, general economic conditions and other factors. Actual experience will likely differ from assumed experience, and to the extent the actual claims experience is less favorable than estimated based on our and WellPoint’s underlying assumptions, our and WellPoint’s incurred losses would increase and future earnings could be adversely affected. Our and WellPoint’s profitability is dependent upon our ability to contract on favorable terms with hospitals, physicians and other health care providers. The failure to maintain or to secure new cost-effective health care provider contracts may result in a loss in membership or higher medical costs. In addition, our or WellPoint’s inability to contract with providers, or the inability of providers to provide adequate care, could adversely affect our and WellPoint’s business. Claims-paying ability and financial strength ratings by recognized rating organizations have become an increasingly important factor in establishing the competitive position of insurance companies and health benefits companies. Rating organizations continue to review the financial performance and condition of insurers. Each of the rating agencies reviews its ratings periodically and there can be no assurance that current ratings will be maintained in the future. We believe our and WellPoint’s strong ratings are an important factor in marketing our and WellPoint’s products to customers, since ratings information is broadly disseminated and generally used throughout the industry. If our or WellPoint’s ratings are downgraded or placed under surveillance or review, with possible negative implications, the downgrade, surveillance or review could adversely affect our and WellPoint’s business, financial condition and results of operations.

We and WellPoint face risks related to litigation.

We and WellPoint are, or may be in the future, a party to a variety of legal actions that affect any business, such as employment and employment discrimination-related suits, employee benefit claims, breach of contract actions, tort claims and intellectual property-related litigation. In addition, because of the nature of our business, we and WellPoint are subject to a variety of legal actions relating to our and WellPoint’s business operations, including the design, management and offering of our and WellPoint’s products and services. These could include:

•	claims relating to the denial of health care benefits;

•	medical malpractice actions;

•	allegations of anti-competitive and unfair business activities;

•	provider disputes over compensation and termination of provider contracts;

•	disputes related to self-funded business;

•	disputes over co-payment calculations;

•	claims related to the failure to disclose certain business practices; and

•	claims relating to customer audits and contract performance.

A number of class action lawsuits have been filed against us and WellPoint and certain of our and WellPoint’s competitors in the managed care business. The suits are purported class actions on behalf of certain of our and WellPoint’s managed care members and network providers for alleged breaches of various state and federal laws. While we intend to defend these suits vigorously, we will incur expenses in the defense of these suits and cannot predict their outcome. Recent court decisions and legislative activity may increase our and WellPoint’s exposure for any of these types of claims. In some cases, substantial non-economic, treble or punitive damages may be sought. We and WellPoint currently have insurance coverage for some of these potential liabilities. Other potential liabilities may not be covered by insurance, insurers may dispute coverage or the amount of insurance may not be enough to cover the damages awarded. In addition, certain types of damages, such as punitive damages, may not be covered by insurance and insurance coverage for all or certain forms of liability may become unavailable or prohibitively expensive in the future.

A reduction in the enrollment in our and WellPoint’s health benefits programs could have an adverse effect on our and WellPoint’s business and profitability. The health benefits industry is subject to negative publicity, which can adversely affect our and WellPoint’s profitability. Additionally, we and WellPoint face significant competition from other health benefits companies.

A reduction in the number of enrollees in our and WellPoint’s health benefits programs could adversely affect our and WellPoint’s business, financial condition and results of operations. Factors that could contribute to a reduction in enrollment include:

•	failure to obtain new customers or retain existing customers;

•	premium increases and benefit changes;

•	our or WellPoint’s exit from a specific market;

•	reductions in workforce by existing customers;

•	negative publicity and news coverage;

•	failure to attain or maintain nationally recognized accreditations; and

•	general economic downturn that results in business failures.

The health benefits industry is subject to negative publicity. Negative publicity may result in increased regulation and legislative review of industry practices, which may further increase our and WellPoint’s costs of doing business and adversely affect our and WellPoint’s profitability by:

•	adversely affecting our and WellPoint’s ability to market our and WellPoint’s products and services;

•	requiring us and WellPoint to change our and WellPoint’s products and services; or

•	increasing the regulatory burdens under which we and WellPoint operate.

In addition, as long as we and WellPoint use the Blue Cross and Blue Shield, or BCBS, names and marks in marketing our and WellPoint’s health benefits products and services, any negative publicity concerning the BCBSA or other BCBSA licensees may adversely affect us and WellPoint and the sale of our and WellPoint’s health benefits products and services. As a health benefits company, we and WellPoint operate in a highly competitive environment and in an industry that is currently subject to significant changes from business consolidations, new strategic alliances, legislative reform, aggressive marketing practices by other health benefits organizations and market pressures brought about by an informed and organized customer base, particularly among large employers. This environment has produced and will likely continue to produce significant pressures on the profitability of health benefits companies. In addition, the Gramm-Leach-Bliley Act, which gives banks and other financial institutions the ability to affiliate with insurance companies, could result in new competitors with significant financial resources entering our and WellPoint’s markets. We cannot assure you that we and WellPoint will be able to compete successfully against current and future competitors or that competitive pressures faced by us will not materially and adversely affect our business, financial condition and results of operations.

Regional concentrations of our and WellPoint’s business may subject us and WellPoint to economic downturns in those regions.

Our and WellPoint’s business operations include or consist of regional companies located in the Midwest, East and West (in the case of Anthem), and in the West, Midwest and South (in the case of WellPoint) with most of our and WellPoint’s revenues generated in the states of Indiana, Kentucky, Ohio, Connecticut, New Hampshire, Maine, Colorado, Nevada and Virginia (in the case of Anthem) and in the states of California, Missouri, Georgia and Wisconsin (in the case of WellPoint). Due to this concentration of business in a small number of states, we and WellPoint are exposed to potential losses resulting from the risk of an economic downturn in these states. If economic conditions in these states deteriorate, we and WellPoint may experience a reduction in existing and new business, which may have a material adverse effect on our and WellPoint’s business, financial condition and results of operations.

We and WellPoint have built a significant portion of our current businesses through mergers and acquisitions and expect to pursue acquisitions in the future.

The following are some of the risks associated with acquisitions that could have a material adverse effect on our and WellPoint’s business, financial condition and results of operations:

•	some of the acquired businesses may not achieve anticipated revenues, earnings or cash flow;

•	we may assume liabilities that were not disclosed to us;

•	we may be unable to integrate acquired businesses successfully and realize anticipated economic, operational and other benefits in a timely manner, which could result in substantial costs and delays or other operational, technical or financial problems;

•	acquisitions could disrupt our ongoing business, distract management, divert resources and make it difficult to maintain our current business standards, controls and procedures;

•	we may also incur additional debt related to future acquisitions; and

•	we would be competing with other firms, some of which may have greater financial and other resources, to acquire attractive companies.

Our and WellPoint’s investment portfolios are subject to varying economic and market conditions, as well as regulation. As Medicare fiscal intermediaries, we and WellPoint are both subject to complex regulations. If we or WellPoint fail to comply with these regulations, we or WellPoint may be exposed to criminal sanctions and significant civil penalties.

The market value of our and WellPoint’s investments varies from time to time depending on economic and market conditions. For various reasons, we and WellPoint may sell certain of our investments at prices that are less than the carrying value of the investments. In addition, in periods of declining interest rates, bond calls and mortgage loan prepayments generally increase, resulting in the reinvestment of these funds at the then lower market rates. We cannot assure you that our and WellPoint’s investment portfolios will produce positive returns in future periods. Our and WellPoint’s regulated subsidiaries are subject to state laws and regulations that require diversification of our and WellPoint’s investment portfolios and limit the amount of investments in certain riskier investment categories, such as below-investment-grade fixed income securities, mortgage loans, real estate and equity investments, which could generate higher returns on our and WellPoint’s investments. Failure to comply with these laws and regulations might cause investments exceeding regulatory limitations to be treated as nonadmitted assets for purposes of measuring statutory surplus and risk-based capital, and, in some instances, require the sale of those investments.

We and WellPoint serve as fiscal intermediaries for the Medicare program, which generally provides coverage for persons who are 65 or older and for persons with end-stage renal disease. Part A of the Medicare program provides coverage for services provided by hospitals, skilled nursing facilities and other health care facilities. Part B of the Medicare program provides coverage for services provided by physicians, physical and occupational therapists and other professional providers. One of WellPoint’s subsidiaries, United Government Services, currently serves as the largest Part A fiscal intermediary. As fiscal intermediaries, we and WellPoint receive reimbursement for certain costs and expenditures, which is subject to adjustment upon audit by the federal Centers for Medicare & Medicaid Services, or CMS (formerly the Health Care Financing Administration, or HCFA). The laws and regulations governing fiscal intermediaries for the Medicare program are complex, subject to interpretation and can expose a fiscal intermediary to penalties for non-compliance. Fiscal intermediaries may be subject to criminal fines, civil penalties or other sanctions as a result of such audits or reviews. While we believe that we and WellPoint are in compliance in all material respects with the regulations governing fiscal intermediaries, there are ongoing reviews by the federal government of our activities under certain of our Medicare fiscal intermediary contracts. One of our subsidiaries, AdminaStar Federal, Inc., has received several subpoenas from the U.S. Office of the Inspector General, HHS and the U.S. Department of Justice seeking documents and information concerning its responsibilities as a Medicare Part B contractor in its Kentucky office, and requesting certain financial records from AdminaStar Federal, Inc. and from us related to our Medicare fiscal intermediary Part A and Part B operations.

We and WellPoint are using the BCBS names and marks as identifiers for our and WellPoint’s products and services under licenses from the BCBSA. The termination of these license agreements or changes in the terms and conditions of these license agreements could adversely affect our and WellPoint’s business, financial condition and results of operations.

We and WellPoint are a party to license agreements with the BCBSA that entitle us and WellPoint to the exclusive use of the BCBS names and marks in our and WellPoint’s geographic territories. The license agreements contain certain requirements and restrictions regarding our and WellPoint’s operations and our and WellPoint’s use of the BCBS names and marks, including:

•	minimum capital and liquidity requirements;

•	enrollment and customer service performance requirements;

•	participation in programs that provide portability of membership between plans;

•	disclosures to the BCBSA relating to enrollment and financial conditions;

•	disclosures as to the structure of the BCBS system in contracts with third parties and in public statements;

•	plan governance requirements;

•	a requirement that at least 80% (or, in the case of Blue Cross of California, substantially all) of a licensee’s annual combined net revenue attributable to health benefits plans within its service area must be sold, marketed, administered or underwritten under the BCBS names and marks;

•	a requirement that neither a plan nor any of its licensed affiliates may permit an entity other than a plan or a licensed affiliate to obtain control of the plan or the licensed affiliate or to acquire a substantial portion of its assets related to licensable services;

•	a requirement that we and WellPoint guarantee the contractual and financial obligations of our and WellPoint’s licensed affiliates; and

•	a requirement that we and WellPoint indemnify the BCBSA against any claims asserted against us or WellPoint resulting from the contractual and financial obligations of any subsidiary that serves as a fiscal intermediary providing administrative services for Medicare Parts A and B.

We believe that we and WellPoint and our and WellPoint’s licensed affiliates are currently in compliance with these standards. The standards under the license agreements may be modified in certain instances by the BCBSA. For example, from time to time there have been proposals considered by the BCBSA to modify the terms of the license agreement to restrict various potential business activities of licensees. These proposals have included, among other things, a limitation on the amount of health plan business that a BCBSA licensee may conduct under a trade name other than the Blue Cross or Blue Shield name and a limitation on the ability of a licensee to make its provider networks available to insurance carriers or other entities not holding a BCBS license. To the extent that such amendments to the license agreement are adopted in the future, they could have a material adverse effect on the combined company’s future expansion plans or results of operations. Upon the occurrence of an event causing termination of the license agreements, we and WellPoint would no longer have the right to use the BCBS names and marks in one or more of our and WellPoint’s geographic territories. Furthermore, the BCBSA would be free to issue a license to use the BCBS names and marks in these states to another entity. Events that could cause the termination of a license agreement with the BCBSA include failure to comply with minimum capital requirements imposed by the BCBSA, a change of control or violation of the BCBSA ownership limitations on our and WellPoint’s capital stock, impending financial insolvency, the appointment of a trustee or receiver or the commencement of any action against a licensee seeking its dissolution. We believe that the BCBS names and marks are valuable identifiers of our and WellPoint’s products and services in the marketplace. Accordingly, termination of the license agreements could have a material adverse effect on our and WellPoint’s business, financial condition and results of operations.

The failure to effectively maintain and modernize our and WellPoint’s operations in an Internet environment could adversely affect our and WellPoint’s business.

Our and WellPoint’s businesses depend significantly on effective information systems, and we and WellPoint have many different information systems for our and WellPoint’s various businesses. Our and WellPoint’s information systems require an ongoing commitment of significant resources to maintain and enhance existing systems and develop new systems in order to keep pace with continuing changes in information processing technology, evolving industry and regulatory standards, and changing customer preferences. For example, HIPAA’s administrative simplification provisions and the Department of Labor’s claim processing regulations have required and will continue to require significant changes to current systems. In addition, we and WellPoint may from time to time obtain significant portions of our and WellPoint’s systems-related or other services or facilities from independent third parties, which may make our and WellPoint’s operations vulnerable to such third parties’ failure to perform adequately. As a result of our and WellPoint’s merger and acquisition activities, we and WellPoint have acquired additional systems. Our and WellPoint’s failure to maintain effective and efficient information systems, or our and WellPoint’s failure to efficiently and effectively consolidate our and WellPoint’s information systems to eliminate redundant or obsolete applications, could have a material adverse effect on our and WellPoint’s business, financial condition and results of operations. Also, like many of our and WellPoint’s competitors in the health benefits industry, our vision for the future includes becoming a premier e-business organization by modernizing interactions with customers, brokers, agents, employees and other stakeholders through web-enabling technology and redesigning internal operations. We are developing our e-business strategy with the goal of becoming widely regarded as an e-business leader in the health benefits industry. The strategy includes not only sales and distribution of health benefits products on the Internet, but also implementation of advanced self-service capabilities benefiting customers, agents, brokers, partners and employees. There can be no assurance that we will be able to realize successfully our e-business vision or integrate e-business operations with our current method of operations. The failure to develop successful e-business capabilities could result in competitive and cost disadvantages to us as compared to our competitors.

SELECTED CONSOLIDATED HISTORICAL FINANCIAL DATA OF ANTHEM

The following table presents Anthem’s selected financial information for the five years ended December 31, 2003 and the six month periods ended June 30, 2004 and 2003. The information and other data for Anthem for the five year period ended December 31, 2003 was derived from its consolidated financial statements, which have been audited by Ernst & Young LLP. The following table also includes unaudited financial data for the six months periods ended June 30, 2004 and 2003 which, in our opinion, include all adjustments, consisting of only normal recurring adjustments, necessary for a fair presentation of that data. You should read this information in conjunction with Anthem’s unaudited and audited consolidated financial statements and notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in Anthem’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2004, and Annual Report on Form 10-K for the year ended December 31, 2003, each of which is incorporated herein by reference. See “Where You Can Find More Information” in the accompanying prospectus. The selected consolidated financial data do not necessarily indicate the results to be expected in the future.

	As of and for the Six Months Ended June 30		As of and for the Year Ended December 31
	2004	2003	2003	2002(1)	2001	2000(1)	1999(1),(2)
	($ in millions, except per share data)
Income Statement Data
Total operating revenue(3)	$9,000.2	$8,075.1	$16,477.1	$12,990.5	$10,120.3	$8,543.5	$6,080.6
Total revenue	9,178.6	8,214.7	16,771.4	13,282.3	10,444.7	8,771.0	6,270.1
Income from continuing operations	533.5	369.0	774.3	549.1	342.2	226.0	50.9
Net income	533.5	369.0	774.3	549.1	342.2	226.0	44.9
Per Share Data(4)
Basic income from continuing operations	$3.86	$2.66	$5.60	$4.61	$3.31	$2.19	$0.49
Diluted income from continuing operations	3.74	2.61	5.45	4.51	3.30	2.18	0.49
Other Data (unaudited)
Benefit expense ratio(5)	82.0%	81.5%	80.8%	82.4%	84.5%	84.7%	84.6%
Administrative expense ratio(5)	17.5%	18.5%	18.9%	19.3%	19.6%	21.2%	24.2%
Income before income taxes and minority interest as a percentage of total revenues	8.2%	7.1%	7.3%	6.1%	5.0%	3.8%	1.0%
Members (000s)(6)
Midwest	6,021	5,597	5,688	5,234	4,854	4,454	4,253
East	2,679	2,611	2,600	2,434	2,260	2,093	1,397
West	1,109	912	939	836	769	595	486
Southeast	2,823	2,621	2,700	2,549	—	—	—
Total	12,632	11,741	11,927	11,053	7,883	7,142	6,136
Balance Sheet Data
Cash and investments	$7,532.7	$7,149.9	$7,379.7	$6,643.0	$4,478.2	$3,714.6	$2,972.4
Total assets(7)	13,658.5	13,087.2	13,438.6	12,439.3	6,337.1	5,708.5	4,816.2
Long-term debt	1,664.6	1,661.1	1,662.8	1,659.4	818.0	597.5	522.0
Total liabilities(7)	7,095.4	7,352.9	7,438.7	7,077.0	4,277.1	3,788.7	3,155.3
Total shareholders’ equity(8)	6,563.1	5,734.3	5,999.9	5,362.3	2,060.0	1,919.8	1,660.9

(1)	The net assets and results of operations for Blue Cross Blue Shield of New Hampshire, Blue Cross and Blue Shield of Colorado and Blue Cross and Blue Shield of Nevada, Blue Cross and Blue Shield of Maine, and Trigon Healthcare, Inc. are included from their respective acquisition dates of October 27, 1999, November 16, 1999, June 5, 2000, and July 31, 2002.

(2)	Income from continuing operations and net income for 1999 includes contributions totaling $114.1 million ($71.8 million, net of tax) to non-profit foundations in the states of Kentucky, Ohio and Connecticut to settle charitable asset claims.

(3)	Operating revenue is obtained by adding premiums, administrative fees and other revenue.

(4)	There were no shares or dilutive securities outstanding prior to November 2, 2001 (date of Anthem’s demutualization and initial public offering). Accordingly, amounts prior to 2002 represent pro forma earnings per share. For comparative pro forma earnings per share presentation, the weighted average shares outstanding and the effect of dilutive securities for the period from November 2, 2001, to December 31, 2001, was used to calculate pro forma earnings per share for all periods prior to 2002.

(5)	The benefit expense ratio represents benefit expenses as a percentage of premium revenue. The administrative expense ratio represents administrative expense as a percentage of total operating revenue.

(6)	Excludes TRICARE members of 128,000 and 129,000 at December 31, 2000 and 1999, respectively. The TRICARE operations were sold on May 31, 2001.

(7)	Certain prior year amounts have been reclassified to conform to current-year presentation.

(8)	Represents policyholders’ surplus prior to Anthem’s demutualization on November 2, 2001.

SELECTED CONSOLIDATED HISTORICAL FINANCIAL DATA OF WELLPOINT

The following table presents WellPoint’s selected financial information for the five years ended December 31, 2003 and the six month periods ended June 30, 2004 and 2003. The information and other data for WellPoint for the five year period ended December 31, 2003 was derived from its consolidated financial statements, which have been audited by PricewaterhouseCoopers LLP. The following table also includes unaudited financial data for the six month periods ended June 30, 2004 and 2003 which, in WellPoint’s opinion, include all adjustments, consisting of only normal recurring adjustments, necessary for a fair presentation of that data. You should read this information in conjunction with WellPoint’s audited consolidated financial statements and notes included in WellPoint’s Annual Report on Form 10-K for the year ended December 31, 2003, which financial statements and notes are incorporated herein by reference. Also see WellPoint’s unaudited consolidated financial statements and notes for the quarter and six months ended June 30, 2004 and 2003, which are incorporated herein by reference. See “Where You Can Find More Information” in the accompanying prospectus. The selected consolidated financial data do not necessarily indicate the results to be expected in the future.

	As of and for the Six Months Ended June 30		As of and for the Year Ended December 31
	2004	2003	2003	2002	2001	2000	1999
	($ in millions, except per share data)
Consolidated Income Statements(1)
Revenues:
Premium revenue	$10,664.2	$9,203.2	$19,156.7	$16,206.2	$11,577.1	$8,583.7	$6,896.9
Management services and other revenue	610.1	447.6	944.8	818.4	609.7	451.8	429.3
Investment income	152.2	130.3	258.2	314.0	241.8	193.5	159.2

	11,426.5	9,781.1	20,359.7	17,338.6	12,428.6	9,229.0	7,485.4
Operating Expenses:
Health care services and other benefits	8,551.7	7,487.2	15,428.8	13,211.1	9,436.3	6,935.4	5,533.1
Selling expense	440.5	393.2	807.6	681.8	502.6	394.2	328.6
General and administrative expense	1,395.8	1,167.7	2,477.7	2,166.7	1,666.6	1,265.2	1,075.4

	10,388.0	9,048.1	18,714.1	16,059.6	11,605.5	8,594.8	6,937.1
Operating income	1,038.5	733.0	1,645.6	1,279.0	823.1	634.2	548.3
Interest expense(2)	25.2	25.5	50.6	66.8	49.9	24.0	17.1
Other expense, net	21.4	11.6	36.2	55.1	74.7	45.9	40.8

Income before provision for income taxes, extraordinary item and cumulative effect of accounting change	991.9	695.9	1,558.8	1,157.1	698.5	564.3	490.4
Provision for income taxes	396.8	278.4	623.6	462.9	283.8	222.0	191.3

Income before extraordinary item and cumulative effect of accounting change	595.1	417.5	935.2	694.2	414.7	342.3	299.1
Extraordinary gain from negative goodwill on acquisition	—	—	—	8.9	—	—	—
Cumulative effect of accounting change, net of tax	—	—	—	—	—	—	(20.6)

Net income	$595.1	$417.5	$935.2	$703.1	$414.7	$342.3	$278.5

	As of and for the Six Months Ended June 30		As of and for the Year Ended December 31
	2004	2003	2003	2002	2001	2000	1999
	($ in millions, except per share data)
Per Share Data(3)
Income before extraordinary item and cumulative effect of accounting change(2):
Earnings per share	$3.84	$2.87	$6.34	$4.81	$3.27	$2.74	$2.27
Earnings per share assuming full dilution	$3.71	$2.79	$6.16	$4.61	$3.15	$2.64	$2.20
Extraordinary gain:
Earnings per share	$—	$—	$—	$0.06	$—	$—	$—
Earnings per share assuming full dilution	$—	$—	$—	$0.06	$—	$—	$—
Cumulative effect of accounting change:
Loss per share	$—	$—	$—	$—	$—	$—	$(0.16)
Loss per share assuming full dilution	$—	$—	$—	$—	$—	$—	$(0.15)
Net income:
Earnings per share	$3.84	$2.87	$6.34	$4.87	$3.27	$2.74	$2.11
Earnings per share assuming full dilution	$3.71	$2.79	$6.16	$4.67	$3.15	$2.64	$2.05
Operating Statistics(4)
Medical care ratio	80.2%	81.4%	80.5%	81.5%	81.5%	80.8%	80.2%
Selling expense ratio	3.9%	4.1%	4.0%	4.0%	4.1%	4.4%	4.5%
General and administrative expense ratio	12.4%	12.1%	12.3%	12.7%	13.7%	14.0%	14.7%
Net income ratio	5.3%	4.3%	4.7%	4.1%	3.4%	3.8%	3.8%
Medical Membership (in thousands)(5)(6)	15,467.8	14,121.7	15,011.3	13,810.6	10,908.3	8,200.9	7,515.0
Balance Sheet Data
Cash and investments(7)	$7,997.8	$7,143.6	$7,918.9	$6,575.3	$4,986.1	$3,780.1	$3,258.7
Total assets(7)	15,053.5	12,787.6	14,788.7	11,470.6	7,590.3	5,597.1	4,639.2
Long-term debt	803.3	1,163.5	1,238.3	1,011.6	838.0	400.9	347.9
Total equity(8)	6,216.5	4,408.3	5,429.9	3,976.7	2,132.6	1,644.4	1,312.7

(1)	WellPoint’s consolidated results of operations for the periods presented above include the results of several acquisitions.
(2)	In April 2002, the FASB issued Statement of Financial Accounting Standards No. 145, Rescission of FASB Statements Nos. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections. With the rescission of FASB Statement No. 4, gains and losses from the extinguishment of debt should be classified as extraordinary items only if they meet the criteria in APB Opinion No. 30. In applying the provisions of APB Opinion No. 30, WellPoint had determined that the extinguishment of debt under its Zero Coupon Convertible Subordinated Debentures did not meet the requirements of unusual or infrequent and therefore would not be included as an extraordinary item with the rescission of FASB Statement No. 4. For the years ended December 31, 2002 and 1999, WellPoint reclassified an extraordinary loss of $6.3 million, which included a tax benefit of $2.5 million, and an extraordinary gain of $3.1 million, which included a tax expense of $1.2 million, respectively, to interest expense. For the years ended December 31, 2002 and 1999, the impact to Earnings Per Share on Income before extraordinary item and cumulative effect of accounting change was a loss of $0.03 and a gain of $0.02, respectively, and on a diluted basis, a loss of $0.03 and a gain of $0.01, respectively.
(3)	Per share data for the years ended December 31, 2001, 2000 and 1999 have been adjusted to reflect the two-for-one stock split in the form of a 100% stock dividend that occurred on March 15, 2002.
(4)	The medical care ratio represents health care services and other benefits as a percentage of premium revenue. All other ratios are shown as a percentage of premium and management services and other revenue combined.
(5)	Membership numbers are approximate and include some estimates based upon the number of contracts at the relevant date and an actuarial estimate of the number of members represented by each contract. Membership numbers as of December 31, 2001, 2000, and 1999 have been adjusted to include members from two WellPoint-owned or WellPoint-controlled rental networks as well as WellPoint’s proportionate share of members associated with a joint venture providing Medicaid services in Puerto Rico. The total members associated with these entities for December 31, 2001, 2000 and 1999 were 381,102 and 331,733 and 215,000, respectively. Membership numbers for the periods subsequent to December 31, 2001 also include members from these entities.
(6)	Effective December 31, 2003, WellPoint revised its medical membership counting methodology to include estimated “host” members using the national BlueCard program. Host members are generally members who reside in a state in which a WellPoint subsidiary is the Blue Cross and/or Blue Shield licensee and who are covered under an employer-sponsored health plan issued by a non-WellPoint controlled Blue Cross and/or Blue Shield licensee. Host members are computed using, among other things, an estimate of the average number of BlueCard claims received per member per month. Total BlueCard host members as of June 30, 2004 and 2003 were 1,269,000 and 743,897, respectively. Total BlueCard host members as of December 31, 2003, 2002 and 2001 were 1,002,113, 587,272 and 380,286, respectively. Medical membership data as of June 30, 2003, December 31, 2002 and 2001 have been revised to include these members. Medical membership data as of December 31, 2000 and 1999 have not been revised to include these BlueCard host members.
(7)	Certain amounts for periods prior to 2004 have been reclassified to conform to the 2004 presentation.
(8)	No cash dividends were declared in any of the periods presented.

UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION

The unaudited pro forma combined financial information presented below gives effect to the merger of Anthem and WellPoint and the issuance of debt and equity securities to facilitate the merger as if the transaction occurred on June 30, 2004 for purposes of the unaudited pro forma combined balance sheet, and as of January 1, 2003 for purposes of the unaudited pro forma combined statements of income for the six months ended June 30, 2004 and the year ended December 31, 2003. The unaudited pro forma combined balance sheet and statements of income include the historical amounts of Anthem and WellPoint, adjusted to reclassify WellPoint’s historical information to a consistent presentation format and to reflect the impact of Anthem’s merger with WellPoint.

Under terms of the merger agreement, WellPoint’s stockholders will receive $23.80 in cash, without interest, and one share of Anthem common stock for each share of WellPoint common stock outstanding (other than shares owned by WellPoint subsidiaries or shares with respect to which the holders perfect appraisal rights). The unaudited pro forma combined financial statements assume that Anthem has issued 159.7 million shares in the merger based on 159.1 million WellPoint shares outstanding at June 30, 2004 (including shares owned by WellPoint subsidiaries), with a fair value of $11,610.2 million. Fair value was based on $72.70 per share, which represents the average closing price of Anthem common stock for the five trading days ranging from two days before to two days after October 27, 2003, the date the merger was announced. The pro forma information assumes Anthem will finance the remaining $4,037.3 million of consideration (including transaction costs), by incurring $3,337.3 million of long-term debt and using $700.0 million of cash on hand.

Anthem will account for the merger using the purchase method of accounting. As such, Anthem will record the assets (including identifiable intangible assets) and liabilities of WellPoint at their estimated fair value. The difference between the purchase price and the estimated fair value of WellPoint’s net assets and liabilities will result in goodwill.

The pro forma information, while helpful in illustrating the financial characteristics of the combined companies under one set of assumptions, should not be relied upon as being indicative of the results that would actually have been obtained if the merger had been in effect for the periods described below or of the future results of the combined company.

The pro forma information should be read in conjunction with the historical selected consolidated financial and other data and the historical consolidated financial statements of Anthem and WellPoint included or incorporated by reference in this prospectus. See “Forward-Looking Statements” on page ii, “Selected Consolidated Historical Financial Data of Anthem” on page S-14, “Selected Consolidated Historical Financial Data of Wellpoint” on page S-15 and “Where You Can Find More Information” on page 3.

Unaudited Pro Forma Combined Balance Sheet

($ in Millions)

	June 30, 2004
	Anthem Historical	WellPoint Historical	Reclassification Adjustments[1]	Pro Forma Adjustments	Pro Forma
Assets
Current assets:
Investments	$6,442.3	$6,844.3	$—	$(98.5)[2]	$13,188.1
Cash and cash equivalents	1,090.4	956.7	—	(700.0)[3]	1,347.1
Premium and self-funded receivables	1,112.8	1,522.4	(586.5)	—	2,048.7
Reinsurance receivables	99.2	—	102.6	—	201.8
Other receivables	247.4	—	483.9	—	731.3
Other current assets	150.8	1,592.1	—	12.5[4]	1,755.4

Total current assets	9,142.9	10,915.5	—	(786.0)	19,272.4
Restricted cash and investments	59.1	—	102.1	—	161.2
Property and equipment	499.0	463.1	—	—	962.1
Goodwill and other intangible assets	3,651.5	3,223.1	—	11,008.5[5]	17,883.1
Prepaid pension benefits	238.8	—	49.2	—	288.0
Other noncurrent assets	67.2	451.8	(151.3)	—	367.7

Total assets	$13,658.5	$15,053.5	$—	$10,222.5	$38,934.5

Liabilities and shareholders’ equity
Liabilities
Current liabilities:
Total policy liabilities	$2,756.6	$3,013.5	$—	$—	$5,770.1
Unearned income	384.7	691.0	—	—	1,075.7
Accounts payable and accrued expenses	354.5	1,398.4	(330.3)	—	1,422.6
Bank overdrafts	428.6	—	330.3	—	758.9
Income taxes payable	16.8	187.4	—	—	204.2
Other current liabilities	456.4	1,724.5	—	—	2,180.9

Total current liabilities	4,397.6	7,014.8	—	—	11,412.4

Long term debt, less current portion	1,664.6	803.3	—	3,337.3[6]	5,805.2
Postretirement benefits	185.1	155.3	—	—	340.4
Other noncurrent liabilities	848.1	863.6	—	851.2[7]	2,562.9

Total liabilities	7,095.4	8,837.0	—	4,188.5	20,120.9

Shareholders’ equity
Common stock	1.4	1.6	—	— [8]	3.0
Treasury stock	—	(164.7)	—	164.7[9]	—
Additional paid in capital	4,829.3	2,447.1	49.6	9,812.5[10]	17,138.5
Retained earnings	1,687.8	3,845.6	—	(3,848.0)[11]	1,685.4
Unearned stock compensation	(2.4)	—	(49.6)	(8.3)[12]	(60.3)
Accumulated other comprehensive income	47.0	86.9	—	(86.9)[13]	47.0

Total shareholders’ equity	6,563.1	6,216.5	—	6,034.0	18,813.6

Total liabilities and shareholders’ equity	$13,658.5	$15,053.5	$—	$10,222.5	$38,934.5

Unaudited Pro Forma Combined Statements of Income

($ in Millions, except per share data)

	Six Months Ended June 30, 2004
	Anthem Historical	WellPoint Historical	Reclassification Adjustments[1]	Pro Forma Adjustments	Pro Forma
Revenues
Premiums	$8,242.2	$10,664.2	$—	$—	$18,906.4
Administrative fees	666.7	610.1	(14.0)	(19.0)[14]	1,243.8
Other revenue	91.3	—	16.9	—	108.2

Total operating revenue	9,000.2	11,274.3	2.9	(19.0)	20,258.4
Net investment income	143.9	152.2	(16.7)	(14.1)[15]	265.3
Net realized gains on investments	34.5	—	16.7	—	51.2

	9,178.6	11,426.5	2.9	(33.1)	20,574.9

Expenses
Benefit expense	6,759.3	8,551.7	—	—	15,311.0
Administrative expense	1,576.6	1,857.7	(18.0)	(15.3)[14,16]	3,401.0
Interest expense	64.5	25.2	—	69.2[17]	158.9
Amortization of other intangible assets	22.4	—	23.5	74.0[18]	119.9

	8,422.8	10,434.6	5.5	127.9	18,990.8

Income (loss) before income taxes and minority interest	755.8	991.9	(2.6)	(161.0)	1,584.1[19]
Income taxes (benefit)	220.7	396.8	—	(63.6)[20]	553.9
Minority interest	1.6	—	(2.6)	—	(1.0)

Net income (loss)	$533.5	$595.1	$—	(97.4)	$1,031.2

Net income per share:
Basic	$3.86				$3.50[21]
Diluted	$3.74				$3.39[21]
Weighted average number of shares outstanding:
Basic	138,205,790				294,705,790[21]
Diluted	142,796,224				304,356,631[21]

Unaudited Pro Forma Combined Statements of Income

($ in Millions, except per share data)

	Year Ended December 31, 2003
	Anthem Historical	WellPoint Historical	Reclassification Adjustments[1]	Pro Forma Adjustments	Pro Forma
Revenues
Premiums	$15,170.2	$19,156.7	$—	$—	$34,326.9
Administrative fees	1,180.7	944.8	(23.0)	(31.1)[14]	2,071.4
Other revenue	126.2	—	35.0	—	161.2

Total operating revenue	16,477.1	20,101.5	12.0	(31.1)	36,559.5
Net investment income	278.1	258.2	(3.8)	(28.2)[15]	504.3
Net realized gains on investments	16.2	—	3.8	—	20.0

	16,771.4	20,359.7	12.0	(59.3)	37,083.8

Expenses
Benefit expense	12,263.9	15,428.8	—	—	27,692.7
Administrative expense	3,109.6	3,321.5	(29.2)	(15.8)[12,14,16]	6,386.1
Interest expense	131.2	50.6	—	138.3[17]	320.1
Amortization of other intangible assets	47.6	—	41.1	164.1[18]	252.8

	15,552.3	18,800.9	11.9	286.6	34,651.7

Income (loss) before income taxes and minority interest	1,219.1	1,558.8	0.1	(345.9)	2,432.1[19]
Income taxes (benefit)	440.1	623.6	—	(136.6)[20]	927.1
Minority interest	4.7	—	0.1	—	4.8

Net income (loss)	$774.3	$935.2	$—	$(209.3)	$1,500.2

Net income per share:
Basic	$5.60				$5.09[21]
Diluted	$5.45				$4.94[21]
Weighted average number of shares outstanding:
Basic	138,260,654				294,760,654[21]
Diluted	142,020,258				303,580,665[21]

Notes to Unaudited Pro Forma Combined Financial Statements

1.	Reflects the reclassification of certain WellPoint historical amounts to a consistent presentation format. While Anthem and WellPoint have completed a preliminary review of their respective accounting and financial reporting policies as compared to those used by the other company, this review is ongoing and will continue throughout the merger process. As such, additional reclassifications or pro forma adjustments may be identified.

2.	Reflects the $98.5 million elimination, for combination purposes, of 1.1 million shares of Anthem stock owned by WellPoint subsidiaries as of June 30, 2004. For purposes of elimination, fair value is based on $89.56 per share, Anthem’s closing stock price on June 30, 2004.

3.	Pursuant to the merger agreement, WellPoint stockholders will receive $23.80 in cash and one share of Anthem common stock for each WellPoint share issued and outstanding at the consummation of the merger. This will be partially funded through borrowings, estimated to be $3,337.3 million. The net reduction in cash and cash equivalents of $700.0 million is composed of the following estimated items (dollars in millions, except per share data):

Cash consideration to WellPoint stockholders of $23.80 per share for 157.0 million WellPoint shares outstanding (including restricted shares issued and excluding shares held by WellPoint subsidiaries)	$(3,737.3)
Cash transaction costs for closing costs and change of control payments	(300.0)

Subtotal	(4,037.3)
Net borrowings to partially fund the merger (see Note 6)	3,337.3

Net reduction in cash and equivalents	$(700.0)

4.	Represents $12.5 million of cash consideration based on $23.80 per share for 0.5 million restricted shares issued (see Note 3), which, per the merger agreement, will be held by the combined entity and invested in a deferred compensation plan account until the restricted shares are vested.

5.	Upon completion of the merger, Anthem intends to determine the fair value of the net assets of WellPoint. The purchase price will then be allocated to the fair value of WellPoint’s net assets, including identified intangible assets, such as the Blue Cross and Blue Shield trademarks, subscriber base, provider contracts and company-developed software. The life of the intangible asset related to any Blue Cross and Blue Shield trademarks will be indefinite. For purposes of the unaudited pro forma combined financial statements, preliminary values and lives have been assigned to these intangible assets consistent with the methodology used in Anthem’s previous acquisitions (see Note 18).

Pro forma adjustment to goodwill and other intangible assets of $11,008.5 million is a result of the excess of purchase price over WellPoint’s net assets, which are assumed to equal fair value for pro forma purposes, and other purchase accounting adjustments. The purchase price is assumed to be $16,642.9 million.

The calculation of purchase price and goodwill and other intangible assets is estimated as follows (dollars in millions, except per share data):

Cash consideration to WellPoint stockholders (see Note 3)	$3,737.3
Cash transactions costs (see Note 3)	300.0

Value of Anthem common stock issued to WellPoint stockholders at $72.70 per share (based on the average closing price of Anthem common stock for the five trading days ranging from two days before to two days after the merger announcement):

• 157.0 million shares issued to WellPoint stockholders	11,413.9
• 2.7 million shares issued to convert WellPoint shares held by WellPoint subsidiaries (2.1 million shares at an assumed 1.289 exchange ratio)	196.3
• 0.3 million shares of other stock awards (0.2 million shares at an assumed 1.289 exchange ratio)	21.8
Conversion of options for 19.1 million shares of WellPoint common stock to options for an estimated 24.6 million shares of Anthem common stock (at an assumed 1.289 exchange ratio), at fair value determined using the Black-Scholes valuation model	973.6

Assumed total purchase price	16,642.9
Deferred tax liability on identifiable intangible assets (see Note 7)	851.2
Value of 2.7 million shares issued to convert WellPoint shares held by WellPoint subsidiaries (see above)	(196.3)
Cash held by deferred compensation plan (see Note 4)	(12.5)
Intrinsic value of WellPoint unvested stock options and unearned restricted stock compensation (see Note 12)	(60.3)
WellPoint’s historical net assets as of June 30, 2004	(6,216.5)

Total increase in goodwill and other intangible assets	$11,008.5

6.	The assumed net increase in long term debt is composed of the following (dollars in millions):

Net new borrowings, including $2,000.0 from debt issuance and $1,337.3 from commercial paper issuance or revolving credit facility to partially fund the merger	$3,337.3

As part of the debt transaction associated with the merger, Anthem may repurchase a portion of its surplus notes, subject to market conditions at the time of repurchase. Any premium that may result will be charged to income at the time of repurchase. The potential repurchase of surplus notes is not reflected in the unaudited pro forma combined financial information.

7.	Reflects an increase in other liabilities of $851.2 million (see Note 5), as a result of the recognition of a deferred tax liability, for pro forma purposes, related to the estimated identifiable intangible assets of $2,155.0 million as described in Note 18 below. Upon completion of the merger, the final amount of deferred tax liability will vary as final purchase price allocations are made to the fair value of WellPoint’s assets. In addition, deferred tax liabilities will also be established for identified intangible assets with indefinite lives, such as trademarks, as fair values for these assets are determined following the merger. These additional deferred tax liabilities are not determinable for pro forma purposes, and are not reflected in the unaudited pro forma combined financial information.

8.	Includes $1.6 million elimination of WellPoint’s common stock for combination purposes, offset by $1.6 million, representing the $0.01 par value of shares issued to WellPoint stockholders (see Note 5).

9.	Represents the $164.7 million elimination of WellPoint’s treasury stock which, pursuant to the merger agreement, will be canceled and cease to exist at the time of the merger.

10.	Reflects the following changes in additional paid in capital (dollars in millions):

Issuance of 159.7 million shares of Anthem common stock, less par value (see Note 5)	$11,608.6
Fair value of other stock awards (see Note 5)	21.8
Fair value of WellPoint stock options converted to Anthem stock options (see Note 5)	973.6
Elimination, for combination purposes, of WellPoint’s additional paid in capital included in the WellPoint historical and reclassification columns	(2,496.7)
Elimination, for combination purposes, of the estimated fair value of 2.7 million shares of WellPoint stock owned by WellPoint subsidiaries (see Note 5)	(196.3)
Elimination, for combination purposes, of the estimated fair value of 1.1 million shares of Anthem stock owned by WellPoint subsidiaries as of June 30, 2004 (see Note 2)	(98.5)

Net change in additional paid in capital	$9,812.5

11.	Reflects the elimination of WellPoint’s retained earnings of $3,845.6 million for combination purposes and $2.4 million for Anthem’s unearned compensation expense assumed to occur for the year ended December 31, 2003 (see Note 12).

12.	Reflects the following changes in unearned restricted stock compensation (dollars in millions):

Restrictions on Anthem restricted stock lapse due to the merger	$ 2.4
Intrinsic value of WellPoint unvested stock options and unearned restricted stock compensation (see Note 5)	(60.3)
Elimination, for combination purposes, of WellPoint unearned restricted stock compensation included in the reclassification column	49.6

Net change in unearned restricted stock compensation	$ (8.3)

Under the Anthem 2001 Stock Incentive Plan (the “Plan”), consummation of the WellPoint merger will be a change in control (as defined in the Plan). Accordingly, restrictions on restricted stock granted under the Plan, other than those awarded under long-term incentive agreements, will lapse. The pro forma adjustment of $2.4 million in the table above reduces unearned restricted compensation (with a corresponding offset to retained earnings) in the unaudited pro forma combined balance sheet and reflects compensation expense of $2.4 million in the unaudited pro forma combined statement of income for the year ended December 31, 2003.

13.	Represents the elimination of $86.9 million of WellPoint’s accumulated other comprehensive income for combination purposes.

14.	Represents the elimination of revenue and expense associated with administrative agreements between Anthem and WellPoint in connection with a Blue Cross Blue Shield Association program. The estimated amounts were $19.0 million and $31.1 million for the six months ended June 30, 2004 and the year ended December 31, 2003, respectively.

15.	The $700.0 million of cash requirements as discussed in Note 3 is assumed to come from the sale of investment securities. The reduction to net investment income in the pro forma consolidated statement of income reflects reduced net investment income on $700.0 million of long-term investment securities, assumed to yield 4.03%. The pro forma amounts of reduced net investment income are $14.1 million and $28.2 million for the six months ended June 30, 2004 and the year ended December 31, 2003, respectively.

16.	The pro forma amortization of unvested stock options and unearned restricted stock compensation reflects amortization of amounts recorded by Anthem following the merger. Amounts are assumed to be $3.7 million and $12.9 million for the six months ended June 30, 2004 and the year ended December 31, 2003, respectively, and are assumed to amortize based on the remaining future vesting period of the awards.

17.	The charge to interest expense in the pro forma consolidated statement of income reflects interest payments on $3,337.3 million of new debt (see Note 6) at an assumed weighted average interest rate of 4.14%. Interest expense, on a pro forma basis, is $69.2 million and $138.3 million for the six months ended June 30, 2004 and the year ended December 31, 2003, respectively. Pursuant to the merger agreement, and in anticipation of the merger closing, WellPoint repurchased its outstanding commercial paper prior to June 30, 2004.

18.	The preliminary purchase price allocation, for pro forma purposes, resulted in an estimated $2,155.0 million of identifiable intangible assets with finite lives. Amortization of these intangible assets is recognized in the income statement primarily using a declining balance method over a term of 20 years. The pro forma amortization expense resulting from the $2,155.0 million of identifiable intangible assets is $97.5 million for the six months ended June 30, 2004 and is $205.2 million for the year ended December 31, 2003. These amounts are partially offset by elimination of the amortization of WellPoint’s historical intangible assets of $23.5 million for the six months ended June 30, 2004 and $41.1 million for the year ended December 31, 2003. Estimated pro forma amortization expense (dollars in millions) for the five years beginning with 2004 is as follows:

2004	$195.0
2005	184.7
2006	174.5
2007	164.2
2008	153.9

19.	The combined entity expects cost savings that are not reflected in the unaudited pro forma combined statements of income.

20.	The income tax benefit related to all pro forma adjustments is projected at an estimated rate of 39.5%. The income tax benefit is $63.6 million and $136.6 million for the six months ended June 30, 2004 and the year ended December 31, 2003, respectively.

21.	The pro forma earnings per share reflect the weighted-average number of Anthem shares that would have been outstanding had the transaction occurred at the beginning of the periods presented. WellPoint shares outstanding, not owned by WellPoint subsidiaries were converted at a rate of one Anthem share for each WellPoint share. WellPoint shares owned by WellPoint subsidiaries are eliminated in consolidation and do not impact pro forma earnings per share. WellPoint options, which factor into the dilution calculation, were converted at an assumed 1.289 exchange ratio, as provided in the merger agreement (see Note 5).

USE OF PROCEEDS

After deducting underwriting discounts and our offering expenses, we expect to receive proceeds from the sale of the notes consisting of (i) $190,000,000 aggregate principal amount of our outstanding 4.655% subordinated debentures due 2006, valued at $193,611,758, which we will cancel and retire, and (ii) approximately $4,660,242 in cash, which we intend to use for general corporate purposes. All of the subordinated debentures that we will receive and cancel are owned by Banc of America Securities LLC, the underwriter of this offering. See “Underwriting.”

RATIO OF EARNINGS TO FIXED CHARGES

	Six Months Ended June 30, 2004	Year Ended December 31
		2003	2002	2001	2000	1999
Ratio of earnings to fixed charges	11.53	9.22	8.07	7.97	5.34	2.20
Pro forma ratio of earnings to fixed charges	11.89	9.50	—	—	—	—

For purposes of this computation, earnings are defined as pretax earnings from continuing operations before adjustment for minority interest, plus interest expense, including amortization of debt discount and expense related to indebtedness and an estimated interest portion of rental expense. Fixed charges are interest expense, including amortization of debt discount and expense related to indebtedness and an estimated interest portion of rental expense.

The pro forma ratio of earnings to fixed charges has been presented to give effect to the net decrease in fixed charges related to the issuance of the notes being offered herein at the interest rate set forth on the cover page hereof and the retirement of $190,000,000 principal amount of our 5.95% subordinated debentures issued in November 2001 (on which the interest rate was reset on August 16, 2004 to 4.655% in connection with the remarketing thereof). See “Use of Proceeds”. The pro forma ratio of earnings to fixed charges does not include any of the effects of the proposed merger with WellPoint.

For purposes of the pro forma ratio of earnings to fixed charges, fixed charges also reflect interest payments on the notes being offered herein at the interest rate set forth on the cover page hereof ($3.5 million and $7.0 million for the six months ended June 30, 2004 and for the year ended December 31, 2003, respectively), and amortization of underwriting discounts and other estimated offering expenses on the notes being offered herein plus amortization of the remaining underwriting discounts and other offering expenses on the $190,000,000 principal amount of our 5.95% subordinated debentures issued in November 2001 ($0.8 million and $1.6 million for the six months ended June 30, 2004 and the year ended December 31, 2003, respectively).

DESCRIPTION OF THE NOTES

The Notes Will Be Issued under the Indenture

The notes are a series of debt securities to be issued under a senior note indenture dated as of December 31, 2002, between us and The Bank of New York, as trustee, and supplemented as of August 27, 2004 (the indenture and the supplemental indenture are collectively referred to herein as the “indenture”). We will initially offer $200,000,000 million aggregate principal amount of 3.50% notes due 2007. The trustee has two main roles. First, the trustee can enforce your rights against us if we default; however, there are some limitations on the extent to which the trustee acts on your behalf. Second, the trustee performs administrative functions for us, such as sending you interest payments, transferring your notes to a new buyer if you sell and sending you notices.

The indenture and the notes contain the full legal text of the matters described in this section. We have filed a copy of the indenture and the form of supplemental indenture with the Securities and Exchange Commission, or the SEC, as exhibits to a Form 8-K. See “Where You Can Find More Information” in the accompanying prospectus for information on how to obtain a copy. The indenture and the notes are governed by New York law.

Because this section is a summary, it does not describe every aspect of the notes and the indenture. In addition, this summary of the particular terms of the notes supplements the description of the general terms and provisions of our debt securities set forth in the accompanying prospectus under the caption “Description of the Debt Securities.” This summary is subject to and qualified in its entirety by reference to the description of the debt securities and indenture contained in the accompanying prospectus, as well as to all the provisions of the indenture, including definitions of certain terms used in the indenture. For example, in this section we use capitalized words to signify defined terms that have been given special meaning in the indenture.

Terms of the Notes

The notes will mature on September 1, 2007. The notes will be our unsecured and unsubordinated obligations and will rank equally with all of our other unsecured and unsubordinated indebtedness from time to time outstanding. The notes will not exceed $200,000,000 in aggregate principal amount outstanding under the indenture at any time. The notes will not be redeemable at our option prior to their stated maturity. No sinking fund will be provided with respect to the notes. The notes will not be convertible or exchangeable for other securities or property. No additional amounts will be payable with respect to the notes.

The notes will be issued in fully registered form only, in denominations of $1,000 or any integral multiple of that amount. The notes will be issued in the form of one or more Global Securities, without coupons, which will be deposited initially with, or on behalf of, DTC.

We will pay interest on the principal sum of $200,000,000 from August 27, 2004, or from the most recent Interest Payment Date to which interest has been paid or duly provided for, semi-annually in arrears on March 1 and September 1 in each year, commencing March 1, 2005, at a rate of 3.50% per year, until the principal is paid or made available for payment. Interest will be paid to the persons in whose names the notes are registered at the close of business on February 15 or August 15 (whether or not a Business Day), as the case may be, next preceding the relevant Interest Payment Date. Interest will be computed on the basis of a 360 day year of twelve 30 day months.

If any Interest Payment Date or date of maturity of principal of the notes falls on a day that is not a Business Day, then payment of interest or principal may be made on the next succeeding Business Day with the same force and effect as if made on the nominal date of maturity, and no interest will accrue for the period after such nominal date.

Defeasance

The notes may be defeased, at our option, through legal defeasance or covenant defeasance as provided for in the indenture and as described in the accompanying prospectus in the sections entitled “Description of the Debt Securities—Defeasance and Discharge” and “Description of the Debt Securities—Covenant Defeasance.”

UNDERWRITING

Subject to the terms and conditions set forth in the underwriting agreement, we have agreed to sell to Banc of America Securities LLC, and Banc of America Securities LLC has agreed to purchase, $200,000,000 aggregate principal amount of the notes.

The underwriting agreement provides that the obligations of the underwriter to purchase the notes offered hereby are subject to certain conditions and that the underwriter will purchase all of the notes offered by this prospectus supplement if any of the notes are purchased.

The underwriter has advised us that it proposes initially to offer the notes to the public for cash at the public offering price set forth on the cover of this prospectus supplement, and to certain dealers at such price less concessions not in excess of 0.25% of the principal amount of the notes. The underwriter may allow, and such dealers may reallow, a concession not in excess of 0.15% of the principal amount of the notes to certain other dealers. After the initial public offering of the notes, the public offering price, concession and discount may be changed.

We estimate that our share of the total expenses of the offering, excluding underwriting discounts, will be approximately $650,000.

We have agreed to indemnify the underwriter against, or contribute to payments that the underwriter may be required to make in respect of, certain liabilities, including liabilities under the Securities Act of 1933.

The notes are a new issue of securities with no established trading market. The notes will not be listed on any securities exchange or on any automated dealer quotation system. The underwriter may make a market in the notes after completion of the offering, but will not be obligated to do so and may discontinue any market-making activities at any time without notice. No assurance can be given as to the liquidity of the trading market for the notes or that an active public market for the notes will develop. If an active public trading market for the notes does not develop, the market price and liquidity of the notes may be adversely affected.

In connection with the offering of the notes, the underwriter may engage in transactions that stabilize, maintain or otherwise affect the price of the notes. Specifically, the underwriter may overallot in connection with the offering, creating a short position. In addition, the underwriter may bid for, and purchase, the notes in the open market to cover short positions or to stabilize the price of the notes. Any of these activities may stabilize or maintain the market price of the notes above independent market levels, but no representation is made hereby of the magnitude of any effect that the transactions described above may have on the market price of the notes. The underwriter will not be required to engage in these activities, and may engage in these activities, and may end any of these activities at any time without notice.

The underwriter and its affiliates have from time to time provided, and may continue to provide in the future, various investment banking, commercial banking and/or financial advisory services to us for which they have received, and will in the future receive, customary fees. An affiliate of the underwriter is a participant in our bridge loan agreement and the senior credit facilities which will be entered into in connection with our merger with WellPoint. In addition, Banc of America Securities LLC is the owner of the $190,000,000 aggregate principal amount of our 4.655% subordinated debentures that we will receive as part of the proceeds from this offering. Banc of America Securities LLC purchased these debentures in the August 11, 2004 remarketing of debentures. See “Use of Proceeds.”

Because more than 10% of the proceeds of this offering, not including underwriting compensation, will be received by the underwriter, who is a member of the National Association of Securities Dealers, Inc., this offering is being conducted in compliance with NASD Conduct Rule 2710(h). Pursuant to that rule, the appointment of a qualified independent underwriter is not necessary in connection with this offering, as the offering is of a class of securities to be rated Baa or better by Moody’s rating service or BBB or better by Standard & Poor’s rating service.

LEGAL MATTERS

The validity of the notes and specified legal matters in connection with this offering will be passed upon for us by Baker & Daniels, Indianapolis, Indiana. Shearman & Sterling LLP, New York, New York, will act as counsel for the underwriter.

PROSPECTUS

$1,000,000,000

ANTHEM, INC.

DEBT SECURITIES

PREFERRED STOCK

COMMON STOCK

WARRANTS

PURCHASE CONTRACTS

PURCHASE UNITS

We may offer and sell, from time to time, one or any combination of the securities we describe in this prospectus having a total initial offering price not exceeding $1,000,000,000. When we offer securities, we will provide you with a prospectus supplement describing the terms of the specific issue of securities including the offering price of the securities.

You should read this prospectus and the prospectus supplement relating to the specific issue of securities carefully before you invest.

Investing in our securities involves risks. See “Risk Factors” beginning on page 6.

Our common stock is listed on the New York Stock Exchange under the symbol “ATH.” Any common stock sold pursuant to a prospectus supplement will be listed, subject to notice of issuance, on the New York Stock Exchange. If we decide to list or seek a quotation for any other securities we may offer and sell from time to time, the prospectus supplement relating to those securities will disclose the exchange or market on which those securities will be listed or quoted.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this prospectus is December 24, 2002.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission, or SEC, using a “shelf” registration process. Under this shelf process, we may sell any combination of the securities described in this prospectus in one or more offerings up to an aggregate offering price of $1,000,000,000. This prospectus provides you with a general description of the securities we may offer. Each time we offer to sell any of the securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering and the securities being offered. The prospectus supplement may also add, update or change information contained in this prospectus. You should read this prospectus and the applicable prospectus supplement together with the additional information described under the heading “Where You Can Find More Information.”

In this prospectus, the terms “we,” “us,” “our,” the “Company” and “Anthem” refer to Anthem, Inc. and/or Anthem, Inc. and its direct and indirect subsidiaries, as the context requires.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains a number of forward-looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995. Words such as “expect(s)”, “feel(s)”, “believe(s)”, “will”, “may”, “anticipate(s)”, “estimate(s)”, “should”, “intend(s)” and similar expressions are intended to identify forward-looking statements. Such statements are subject to known and unknown risks and uncertainties that could cause actual results to differ materially from those projected. Health benefits companies operate in a highly competitive, constantly changing environment that is significantly influenced by aggressive marketing and pricing practices of competitors, regulatory oversight and organizations that have resulted from business combinations. The following is a summary of factors, the results of which, either individually or in combination, if markedly different from our planning assumptions, could cause our results to differ materially from those expressed in any forward-looking statements contained in this prospectus:

•	trends in health care costs and utilization rates;

•	our ability to secure sufficient premium rate increases;

•	competitor pricing below market trends of increasing costs;

•	increased government regulation of health benefits and managed care;

•	significant acquisitions or divestitures by major competitors;

•	introduction and utilization of new prescription drugs and technology;

•	a downgrade in our financial strength ratings;

•	an increased level of debt;

•	litigation targeted at health benefits companies;

•	our ability to contract with providers consistent with past practice;

•	our ability to achieve expected synergies and operating efficiencies from our recent acquisition of Trigon Healthcare, Inc. and to successfully integrate our operations; and

•	general economic downturns.

You are cautioned not to place undue reliance on these forward-looking statements that are only as of the date hereof.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy this information at the SEC’s Public Reference Room, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. You may also obtain copies of this information by mail from the Public Reference Section of the SEC, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, at prescribed rates. You may obtain information on the operation of the SEC’s Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet worldwide web site that contains reports, proxy and information statements and other information about issuers, like us, that file electronically with the SEC. The address of that site is http://www.sec.gov.

You should also be able to inspect reports, proxy statements and other information about us at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10004.

We have filed a registration statement on Form S-3 with the SEC covering the securities that may be sold under this prospectus. For further information on us and the securities, you should refer to our registration statement and its exhibits. This prospectus summarizes material provisions of contracts and other documents that we refer you to. Because the prospectus may not contain all the information that you may find important, you should review the full text of these documents.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” into this prospectus information contained in documents that we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the date of this prospectus and until we sell all the securities. We also specifically incorporate by reference the following documents, which we have already filed with the SEC:

(i)	our Annual Report on Form 10-K for the year ended December 31, 2001;

(ii)	our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2002, June 30, 2002 and September 30, 2002;

(iii)	our Current Reports on Form 8-K, filed on February 6, 2002, February 12, 2002, February 20, 2002, April 30, 2002 and August 2, 2002; and

(iv)	the definitive proxy statement for our 2002 annual meeting of stockholders.

We encourage you to read our periodic and current reports. We think these reports provide additional information about our company which prudent investors find important. You may request a copy of these filings as well as any future filings incorporated by reference, at no cost, by writing or telephoning us at our principal executive offices at the following address:

Anthem, Inc.

Attention: Investor Relations

120 Monument Circle

Indianapolis, IN 462604

(317) 488-6000

You should rely only on the information incorporated by reference or provided in this prospectus or any prospectus supplement. We have not authorized anyone else to provide you with different information. We are not making an offer of these securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of those documents.

OUR COMPANY

We are one of the nation’s largest health benefits companies and an independent licensee of the Blue Cross Blue Shield Association, or BCBSA. We offer Blue Cross® Blue Shield®, or BCBS, branded products to approximately eleven million members throughout Indiana, Kentucky, Ohio, Connecticut, New Hampshire, Maine, Colorado, Nevada and Virginia (excluding the northern Virginia suburbs of Washington, D.C.).

Our product portfolio includes a diversified mix of managed care products, including health maintenance organizations, or HMOs, preferred provider organizations, or PPOs, and point of service, or POS plans, as well as traditional indemnity products. We also offer a broad range of administrative and managed care services and partially insured products for employer self-funded plans. These services and products include underwriting, stop loss insurance, actuarial services, provider network access, medical cost management, claims processing and other administrative services. In addition, we offer our customers several specialty products including group life, disability insurance, pharmacy benefit management, dental and vision administration services and behavioral health benefits services. Our products allow our customers to choose from a wide array of funding alternatives. For our insured products, we charge a premium and assume all or a majority of the health care risk. Under our self-funded and partially insured products, we charge a fee for services, and the employer or plan sponsor reimburses us for all or a majority of the health care costs.

Our managed care plans and products are designed to encourage providers and members to participate in quality, cost-effective health benefit plans by utilizing the full range of our innovative medical management services, quality initiatives and financial incentives. Our leading market shares enable us to realize the long-term benefits of investing in preventive and early detection programs. Our ability to provide cost-effective health benefits products and services is enhanced through a disciplined approach to internal cost containment, prudent management of our risk exposure and successful integration of acquired businesses.

Our health business segments are strategic business units delineated by geographic areas within which we offer similar products and services. We manage our health business segments with a local focus to address each geographic region’s unique market, regulatory and healthcare delivery characteristics. Our health business segments are: Midwest, which includes Indiana, Kentucky and Ohio; East, which includes Connecticut, New Hampshire and Maine; West, which includes Colorado and Nevada; and Southeast, which is Virginia, excluding the northern Virginia suburbs of Washington D.C.

In addition to our four health business segments, our reportable segments include a Specialty segment that includes business units providing group life and disability insurance benefits, pharmacy benefit management, dental and vision administration services and behavioral health benefits services. During the third quarter of 2002, we sold our third party occupational health services businesses, which were part of our Specialty segment. The results of these businesses were not material to earnings of this segment or our consolidated results. Our Other segment is comprised of AdminaStar Federal, a subsidiary that administers Medicare programs in Indiana, Illinois, Kentucky and Ohio, intersegment revenue and expense eliminations and corporate expenses not allocated to reportable segments. In 2001, our Other segment also contained Anthem Alliance Health Insurance Company, or Anthem Alliance. Anthem Alliance primarily provided health care benefits and administration in nine states for the Department of Defense’s TRICARE Program for military families. We sold our TRICARE operations on May 31, 2001.

Our principal executive offices are located at 120 Monument Circle, Indianapolis, Indiana 46204 and our telephone number is (317) 488-6000.

RISK FACTORS

You should consider carefully the following risks, along with the other information contained or incorporated by reference in this prospectus before you decide to purchase any of our securities. The risks and uncertainties described below are not the only ones affecting us. Additional risks and uncertainties may also adversely affect our business and operations. If any of the following events actually occurs, our business, financial condition and results of operations would likely suffer, possibly materially.

Changes in state and federal regulations may adversely affect our business, financial condition and results of operations. As a holding company, we are dependent on dividends from our subsidiaries. Our regulated subsidiaries are subject to state regulations, including restrictions on the payment of dividends and maintenance of minimum levels of capital.

•	Our insurance and HMO subsidiaries are subject to extensive regulation and supervision by the insurance regulatory authorities of each state in which they are licensed or authorized, as well as to regulation by federal and local agencies. We cannot assure you that future regulatory action by state insurance authorities will not have a material adverse effect on the profitability or marketability of our health benefits or managed care products or on our business, financial condition and results of operations. In addition, because of our participation in government-sponsored programs such as Medicare and Medicaid, changes in government regulations or policy with respect to, among other things, reimbursement levels, could also adversely affect our business, financial condition and results of operations.

•	State legislatures and Congress continue to focus on health care issues. Congress is considering various forms of Patients’ Bill of Rights legislation which, if adopted, could fundamentally alter coverage decisions under the Employee Retirement Income Security Act of 1974, or ERISA. Additionally, there recently have been legislative attempts to limit ERISA’s preemptive effect on state laws. If adopted, such limitations could increase our liability exposure and could permit greater state regulation of our operations. Other proposed bills and regulations at state and federal levels may impact certain aspects of our business, including provider contracting, claims payments and processing and confidentiality of health information. While we cannot predict if any of these initiatives will ultimately become effective or, if enacted, what their terms will be, their enactment could increase our costs, expose us to expanded liability or require us to revise the ways in which we conduct business. Further, as we continue to implement our e-business initiatives, uncertainty surrounding the regulatory authority and requirements in this area may make it difficult to ensure compliance.

•	In December 2000, the Department of Health and Human Services, known as HHS, promulgated certain regulations under the Health Insurance Portability and Accountability Act of 1996, or HIPAA, related to the privacy of individually identifiable health information, or protected health information. The new regulations require health plans, clearinghouses and providers to:

•	comply with various requirements and restrictions related to the use, storage and disclosure of protected health information;

•	adopt rigorous internal procedures to safeguard protected health information; and

•	enter into specific written agreements with business associates to whom protected health information is disclosed.

•	The regulations establish significant criminal penalties and civil sanctions for noncompliance. In addition, the regulations could expose us to additional liability for, among other things, violations by our business associates. We must comply with the new regulations by April 14, 2003. Although we have not quantified the costs required to comply with the regulations, we believe the costs could be material.

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We are a holding company whose assets include all of the outstanding shares of common stock of our licensed insurance company subsidiaries. As a holding company, we depend on dividends from our licensed insurance company subsidiaries and their receipt of dividends from our other regulated subsidiaries. Among other restrictions, state insurance laws may restrict the ability of regulated subsidiaries to pay dividends. Our ability to meet our obligations, including paying operating expenses and debt service on our outstanding and future indebtedness, will depend upon the receipt of dividends from our subsidiaries. An inability of our subsidiaries to pay dividends in the future in an amount sufficient for us to meet our financial obligations may materially adversely affect our business and financial condition. In addition, although we have no present intention to pay dividends to our shareholders, our ability to pay dividends in the future to our shareholders will depend upon the receipt of dividends from our subsidiaries.

•	Our insurance and HMO subsidiaries are subject to risk-based capital, or RBC, standards, imposed by their states of domicile. These laws are based on the RBC Model Act adopted by the National Association of Insurance Commissioners, or NAIC, and require our regulated subsidiaries to report their results of risk-based capital calculations to the departments of insurance and the NAIC. Failure to maintain the minimum RBC standards could subject our regulated subsidiaries to corrective action, including state supervision or liquidation. Our insurance and HMO subsidiaries are currently in compliance with the RBC standards imposed by their respective states of domicile.

Our inability to contain health care costs, efficiently implement increases in premium rates, maintain adequate reserves for policy benefits, maintain current provider agreements or avoid a downgrade in ratings may adversely affect our business, financial condition and results of operations.

•	Our profitability depends in large part on accurately predicting health care costs and on the ability to manage future health care costs through underwriting criteria, utilization management, product design and negotiation of favorable provider contracts. The aging of the population and other demographic characteristics and advances in medical technology continue to contribute to rising health care costs. Government-imposed limitations on Medicare and Medicaid reimbursement have also caused the private sector to bear a greater share of increasing health care costs. Changes in health care practices, inflation, new technologies, the cost of prescription drugs, clusters of high cost cases, changes in the regulatory environment and numerous other factors affecting the cost of health care may adversely affect our ability to predict and manage health care costs, and hence our financial condition and results of operations.

•	In addition to the challenge of managing health care costs, we face pressure to contain premium rates. Our customer contracts may be subject to renegotiation as customers seek to contain their costs. Alternatively, our customers may move to a competitor to obtain more favorable premiums. Fiscal concerns regarding the continued viability of programs such as Medicare and Medicaid may cause decreasing reimbursement rates for government sponsored programs in which we participate. A limitation on our ability to increase or maintain premium levels could adversely affect our business, financial condition and results of operations.

•	The reserves we establish for health insurance policy benefits and other contractual rights and benefits are based upon assumptions concerning a number of factors, including trends in health care costs, expenses, general economic conditions and other factors. Actual experience will likely differ from assumed experience, and to the extent the actual claims experience is less favorable than estimated based on our underlying assumptions, our incurred losses would increase and future earnings could be adversely affected.

•	Our profitability is dependent upon our ability to contract on favorable terms with hospitals, physicians and other health care providers. The failure to maintain or to secure new cost-effective health care provider contracts may result in a loss in membership or higher medical costs. In addition, our inability to contract with providers, or the inability of providers to provide adequate care, could adversely affect our business.

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Claims paying ability and financial strength ratings by recognized rating organizations have become an increasingly important factor in establishing the competitive position of insurance companies and health benefits companies. Rating organizations continue to review the financial performance and condition of insurers. Each of the rating agencies reviews its ratings periodically and there can be no assurance that current ratings will be maintained in the future. We believe our strong ratings are an important factor in marketing our products to customers, since ratings information is broadly disseminated and generally used throughout the industry. If our ratings are downgraded or placed under surveillance or review, with possible negative implications, the downgrade, surveillance or review could adversely affect our business, financial condition and results of operations. Our financial strength ratings reflect each rating agency’s opinion of our financial strength, operating performance and ability to meet our obligations to policyholders, and are not evaluations directed toward the protection of investors in our securities and should not be relied upon when making a decision to purchase securities that we may offer from time to time pursuant to this prospectus.

We face risks related to litigation which, if resolved unfavorably, could result in substantial monetary damages.

•	We may be a party to a variety of legal actions that affect any business, such as employment and employment discrimination-related suits, employee benefit claims, breach of contract actions, tort claims and intellectual property related litigation. In addition, because of the nature of our business, we are subject to a variety of legal actions relating to our business operations, including the design, management and offering of our products and services. These could include:

•	claims relating to the denial of health care benefits;

•	medical malpractice actions;

•	allegations of anti-competitive and unfair business activities;

•	provider disputes over compensation and termination of provider contracts;

•	disputes related to self-funded business;

•	disputes over co-payment calculations;

•	claims related to the failure to disclose certain business practices; and

•	claims relating to customer audits and contract performance.

•	A number of class action lawsuits have been filed against us and certain of our competitors in the managed care business. The suits are purported class actions on behalf of certain of our managed care members and network providers for alleged breaches of various state and federal laws. While we intend to defend these suits vigorously, we will incur expenses in the defense of these suits and cannot predict their outcome. A description of material litigation in which we are involved is included in the documents which are incorporated by reference in this prospectus.

•	Recent court decisions and legislative activity may increase our exposure for any of these types of claims. In some cases, substantial non-economic, treble or punitive damages may be sought. We currently have insurance coverage for some of these potential liabilities. Other potential liabilities may not be covered by insurance, insurers may dispute coverage or the amount of insurance may not be enough to cover the damages awarded. In addition, certain types of damages, such as punitive damages, may not be covered by insurance and insurance coverage for all or certain forms of liability may become unavailable or prohibitively expensive in the future.

A reduction in the enrollment in our health benefits programs could have an adverse effect on our business and profitability. The health benefits industry is subject to negative publicity, which can adversely affect our profitability. Additionally, we face significant competition from other health benefits companies.

•	A reduction in the number of enrollees in our health benefits programs could adversely affect our business, financial condition and results of operations. Factors that could contribute to a reduction in enrollment include:

•	failure to obtain new customers or retain existing customers;

•	premium increases and benefit changes;

•	our exit from a specific market;

•	reductions in workforce by existing customers;

•	negative publicity and news coverage;

•	failure to attain or maintain nationally-recognized accreditations; and

•	general economic downturn that results in business failures.

•	The health benefits industry is subject to negative publicity. Negative publicity may result in increased regulation and legislative review of industry practices, which may further increase our costs of doing business and adversely affect our profitability by:

•	adversely affecting our ability to market our products and services;

•	requiring us to change our products and services; or

•	increasing the regulatory burdens under which we operate.

In addition, as long as we use the BCBS names and marks in marketing our health benefits products and services, any negative publicity concerning the BCBSA or other BCBSA licensees may adversely affect us and the sale of our health benefits products and services.

•	As a health benefits company, we operate in a highly competitive environment and in an industry that is currently subject to significant changes from business consolidations, new strategic alliances, legislative reform, aggressive marketing practices by other health benefits organizations and market pressures brought about by an informed and organized customer base, particularly among large employers. This environment has produced and will likely continue to produce significant pressures on the profitability of health benefits companies. Some of our competitors are larger and have greater financial and other resources. In addition, the Gramm-Leach-Bliley Act, which gives banks and other financial institutions the ability to affiliate with insurance companies, could result in new competitors with significant financial resources entering our markets. We cannot assure you that we will be able to compete successfully against current and future competitors or that competitive pressures faced by us will not materially and adversely affect our business, financial condition and results of operations.

Regional concentrations of our business may subject us to economic downturns in those regions.

•	Our business operations include or consist of regional companies located in the Midwest, East, West and Southeast with most of our revenues generated in the states of Indiana, Kentucky, Ohio, Connecticut, New Hampshire, Maine, Colorado, Nevada and Virginia. Due to this concentration of business in a small number of states, we are exposed to potential losses resulting from the risk of an economic downturn in these states. If economic conditions in these states deteriorate, we may experience a reduction in existing and new business, which may have a material adverse effect on our business, financial condition and results of operations.

We have built a significant portion of our current business through mergers and acquisitions and expect to pursue acquisitions in the future.

The following are some of the risks associated with acquisitions that could have a material adverse effect on our business, financial condition and results of operations:

•	some of the acquired businesses may not achieve anticipated revenues, earnings or cash flow;

•	we may assume liabilities that were not disclosed to us;

•	we may be unable to integrate acquired businesses successfully and realize anticipated economic, operational and other benefits in a timely manner, which could result in substantial costs and delays or other operational, technical or financial problems;

•	acquisitions could disrupt our ongoing business, distract management, divert resources and make it difficult to maintain our current business standards, controls and procedures;

•	we may finance future acquisitions by issuing common stock for some or all of the purchase price, which could dilute the ownership interests of our shareholders;

•	we may also incur additional debt related to future acquisitions; and

•	we would be competing with other firms, many of which have greater financial and other resources, to acquire attractive companies.

Our investment portfolio is subject to varying economic and market conditions, as well as regulation.

•	The market value of our investments varies from time to time depending on economic and market conditions. For various reasons, we may sell certain of our investments at prices that are less than the carrying value of the investments. In addition, in periods of declining interest rates, bond calls and mortgage loan prepayments generally increase, resulting in the reinvestment of these funds at the then lower market rates. We cannot assure you that our investment portfolios will produce positive returns in future periods. Our regulated subsidiaries are subject to state laws and regulations that require diversification of our investment portfolios and limit the amount of investments in certain riskier investment categories, such as below-investment-grade fixed income securities, mortgage loans, real estate and equity investments, which could generate higher returns on our investments. Failure to comply with these laws and regulations might cause investments exceeding regulatory limitations to be treated as non-admitted assets for purposes of measuring statutory surplus and risk-based capital, and, in some instances, require the sale of those investments.

As a Medicare fiscal intermediary, we are subject to complex regulations. If we fail to comply with these regulations, we may be exposed to criminal sanctions and significant civil penalties.

•	Like a number of other BCBS companies, we serve as a fiscal intermediary for the Medicare program, which generally provides coverage for persons who are 65 or older and for persons with end-stage renal disease. Part A of the Medicare program provides coverage for services provided by hospitals, skilled nursing facilities and other health care facilities. Part B of the Medicare program provides coverage for services provided by physicians, physical and occupational therapists and other professional providers. As a fiscal intermediary, we receive reimbursement for certain costs and expenditures, which is subject to adjustment upon audit by the federal Centers for Medicare and Medicaid Services, or CMS, formerly the Health Care Financing Administration, or HCFA. The laws and regulations governing fiscal intermediaries for the Medicare program are complex, subject to interpretation and can expose a fiscal intermediary to penalties for non-compliance. Fiscal intermediaries may be subject to criminal fines, civil penalties or other sanctions as a result of such audits or reviews. While we believe that we are in compliance in all material respects with the regulations governing fiscal intermediaries, there are ongoing reviews by the federal government of our activities under certain of our Medicare fiscal intermediary contracts. One of our subsidiaries, AdminaStar Federal, Inc., has received several subpoenas from the Office of the Inspector General, or OIG, HHS, and from the U.S. Department of Justice seeking documents and information concerning its responsibilities as a Medicare Part B contractor in its Kentucky office, and requesting certain financial records from AdminaStar Federal, Inc. and from us related to our Medicare fiscal intermediary Part A and Part B operations.

We are using the BCBS names and marks as identifiers for our products and services under licenses from the BCBSA. The termination of these license agreements could adversely affect our business, financial condition and results of operations.

•	We are a party to license agreements with the BCBSA that entitle us to the exclusive use of the BCBS names and marks in our geographic territories. The license agreements contain certain requirements and restrictions regarding our operations and our use of the BCBS names and marks, including:

•	minimum capital and liquidity requirements;

•	enrollment and customer service performance requirements;

•	participation in programs which provide portability of membership between plans;

•	disclosures to the BCBSA relating to enrollment and financial conditions;

•	disclosures as to the structure of the BCBS system in contracts with third parties and in public statements;

•	plan governance requirements;

•	a requirement that at least 80% of a licensee’s annual combined net revenue attributable to health benefits plans within its service area must be sold, marketed, administered or underwritten under the BCBS names and marks;

•	a requirement that neither a plan nor any of its licensed affiliates may permit an entity other than a plan or a licensed affiliate to obtain control of the plan or the licensed affiliate or to acquire a substantial portion of its assets related to licensable services;

•	a requirement that we guarantee the contractual and financial obligations of our licensed affiliates; and

•	a requirement that we indemnify the BCBSA against any claims asserted against us resulting from the contractual and financial obligations of any subsidiary which serves as a fiscal intermediary providing administrative services for Medicare Parts A and B.

We believe that we and our licensed affiliates are currently in compliance with these standards.

•	Upon the occurrence of an event causing termination of the license agreements, we would no longer have the right to use the BCBS names and marks in one or more of our geographic territories. Furthermore, the BCBSA would be free to issue a license to use the BCBS names and marks in these states to another entity. Events which could cause the termination of a license agreement with the BCBSA include failure to comply with minimum capital requirements imposed by the BCBSA, a change of control or violation of the BCBSA ownership limitations on our capital stock, impending financial insolvency, the appointment of a trustee or receiver or the commencement of any action against a licensee seeking its dissolution. We believe that the BCBS names and marks are valuable identifiers of our products and services in the marketplace. Accordingly, termination of the license agreements could have a material adverse effect on our business, financial condition and results of operations.

The failure to effectively maintain and modernize our operations in an Internet environment could adversely affect our business.

•	Our business depends significantly on effective information systems, and we have many different information systems for our various businesses. Our information systems require an ongoing commitment of significant resources to maintain and enhance existing systems and develop new systems in order to keep pace with continuing changes in information processing technology, evolving industry and regulatory standards, and changing customer preferences. For example, HIPAA’s administrative simplification provisions and the Department of Labor’s claim processing regulations may ultimately require significant changes to current systems. In addition, we may from time to time obtain significant portions of our systems-related or other services or facilities from independent third parties, which may make our operations vulnerable to such third parties’ failure to perform adequately. As a result of our merger and acquisition activities, we have acquired additional systems. Our failure to maintain effective and efficient information systems, or our failure to efficiently and effectively consolidate our information systems to eliminate redundant or obsolete applications, could have a material adverse effect on our business, financial condition and results of operations.

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Also, like many of our competitors in the health benefits industry, our vision for the future includes becoming a premier e-business organization by modernizing interactions with customers, brokers, agents, employees and other stakeholders through web-enabling technology and redesigning internal operations. We are developing our e-business strategy with the goal of becoming widely regarded as an e-business leader in the health benefits industry. The strategy includes not only sales and distribution of health benefits products on the Internet, but also implementation of advanced self-service capabilities benefiting customers, agents, brokers, partners and employees. There can be no assurance that we will be able to realize successfully our e-business vision or integrate e-business operations with our current method of operations. The failure to develop successful e-business capabilities could result in competitive and cost disadvantages to us as compared to our competitors.

We have substantial indebtedness outstanding and may incur additional indebtedness in the future. As a holding company, we are not able to repay our indebtedness except through dividends from subsidiaries, some of which are restricted in their ability under applicable insurance law to pay such dividends. Such indebtedness could also adversely affect our ability to pursue desirable business opportunities.

•	We have substantial indebtedness outstanding and have available borrowing capacity under our amended and restated credit facilities of up to $1.0 billion.

•	We may also incur additional indebtedness in the future, including issuing debt securities pursuant to this prospectus.

•	Our current debt service obligations require us to use a portion of our cash flow to pay interest and principal on debt instead of for other corporate purposes, including funding future expansion. If our cash flow and capital resources are insufficient to service our debt obligations, we may be forced to seek extraordinary dividends from our subsidiaries, sell assets, seek additional equity or debt capital or restructure our debt. However, these measures might be unsuccessful or inadequate in permitting us to meet scheduled debt service obligations.

•	As a holding company, we have no operations and are dependent on dividends from our subsidiaries for cash to fund our debt service and other corporate needs. State insurance laws restrict the ability of our regulated subsidiaries to pay dividends. Indebtedness could also limit our ability to pursue desirable business opportunities, and may affect our ability to maintain an investment grade rating for our indebtedness.

•	We may also incur future debt obligations that might subject us to restrictive covenants that could affect our financial and operational flexibility. Our breach or failure to comply with any of these covenants could result in a default under our credit agreements. If we default under our credit agreements, the lenders could cease to make further extensions of credit or cause all of our outstanding debt obligations under our credit agreements to become immediately due and payable, together with accrued and unpaid interest. If the indebtedness under the notes or our credit agreements is accelerated, we may be unable to repay or finance the amounts due.

Our ability to obtain funds from our subsidiaries is limited and our debt securities will be effectively subordinated to the indebtedness of our subsidiaries.

•	Because we operate as a holding company, our right to participate in any distribution of assets of any subsidiary upon that subsidiary’s dissolution, winding-up, liquidation, reorganization or otherwise (and thus the ability of the holders of our debt securities to participate indirectly from the distribution) is subject to the prior claims of the creditors of that subsidiary, except to the extent that we are a creditor of the subsidiary and our claims are recognized. Therefore, the debt securities that we may offer from time to time by this prospectus will be effectively subordinated to all indebtedness and other obligations of our subsidiaries. Our subsidiaries are separate legal entities and have no obligations to pay, or make funds available for the payment of, any amounts due on any debt securities that we may offer from time to time by this prospectus. The indentures governing the debt securities do not prohibit or limit the incurrence of indebtedness and other liabilities by us or our subsidiaries. The incurrence of additional indebtedness and other liabilities by us or our subsidiaries could adversely affect our ability to pay obligations on the debt securities that we may offer from time to time by this prospectus.

Indiana law and our articles of incorporation and bylaws may prevent or discourage takeovers and business combinations that our shareholders might consider in their best interests.

•	Indiana law and our articles of incorporation and bylaws may delay, defer, prevent or render more difficult a takeover attempt that our shareholders might consider in their best interests. For instance, they may prevent our shareholders from receiving the benefit from any premium to the market price of our common stock offered by a bidder in a takeover context. Even in the absence of a takeover attempt, the existence of these provisions may adversely affect the prevailing market price of our common stock if they are viewed as discouraging takeover attempts in the future.

•	Under the Indiana demutualization law, for a period of five years following November 2, 2001, the effective date of our demutualization, no person may acquire beneficial ownership of 5% or more of the outstanding shares of our common stock without the prior approval of the Indiana Insurance Commissioner and our board of directors. This restriction does not apply to acquisitions made by us or made pursuant to an employee benefit plan or employee benefit trust sponsored by us. The Indiana Insurance Commissioner has adopted rules under which passive institutional investors could purchase 5% or more but less than 10% of our outstanding common stock with the prior approval of our board of directors and prior notice to the Indiana Insurance Commissioner.

•	Our articles of incorporation restrict the beneficial ownership of our capital stock in excess of specific ownership limits. The ownership limits restrict beneficial ownership of our voting capital stock to less than 10% for institutional investors and less than 5% for noninstitutional investors, both as defined in our articles of incorporation. Additionally, no person may beneficially own shares of our common stock representing a 20% or more ownership interest in us. These restrictions are intended to ensure our compliance with the terms of our licenses with the BCBSA. By agreement between us and the BCBSA, these ownership limits may be increased. Our articles of incorporation prohibit ownership of our capital stock beyond these ownership limits without prior approval of a majority of our continuing directors (as defined in our articles of incorporation).

•	Certain other provisions included in our articles of incorporation and bylaws may also have anti-takeover effects and may delay, defer or prevent a takeover attempt that our shareholders might consider in their best interests. In particular, our articles of incorporation and bylaws:

•	permit our board of directors to issue one or more series of preferred stock;

•	divide our board of directors into three classes serving staggered three-year terms;

•	restrict the maximum number of directors;

•	limit the ability of shareholders to remove directors;

•	impose restrictions on shareholders’ ability to fill vacancies on our board of directors;

•	prohibit shareholders from calling special meetings of shareholders;

•	impose advance notice requirements for shareholder proposals and nominations of directors to be considered at meetings of shareholders; and

•	impose restrictions on shareholders’ ability to amend our articles of incorporation and bylaws.

USE OF PROCEEDS

Unless we otherwise specify in the applicable prospectus supplement, the net proceeds we receive from the sale of the securities offered by this prospectus and the accompanying prospectus supplement will be used for general corporate purposes. General corporate purposes may include but are not limited to the repayment of debt, investments in or extensions of credit to our subsidiaries or the financing of possible acquisitions or business expansion. The net proceeds may be invested temporarily or applied to repay short-term debt until they are used for their stated purpose.

RATIO OF EARNINGS TO FIXED CHARGES AND RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

The following table sets forth our ratio of earnings to fixed charges and our ratio of earnings to combined fixed charges and preferred stock dividends (which are the same) for each of the periods indicated:

Nine Months Ended September 30, 2002	Year Ended December 31
	2001	2000	1999	1998	1997
9.23	9.71	7.03	3.00	11.33	5.50

We compute the ratio of earnings to fixed charges by dividing earnings by fixed charges. For purposes of this computation, “earnings” are defined as pretax earnings from continuing operations before adjustment for minority interest, plus interest expense, and amortization of debt discount and expense related to indebtedness. “Fixed charges” are interest expense, including amortization of debt discount and expense on indebtedness.

We compute the ratio of earnings to combined fixed charges and preferred stock dividends by dividing earnings by the sum of fixed charges and dividends on preferred stock. Due to the absence of preferred stock dividends, the ratio of earnings to combined fixed charges and preferred stock dividends is equal to the ratio of earnings to fixed charges.

DESCRIPTION OF THE DEBT SECURITIES

General

The description below of the general terms of the debt securities will be supplemented by the more specific terms in a prospectus supplement.

The debt securities offered by this prospectus will be unsecured obligations of Anthem and will be either senior or subordinated debt. We will issue the debt securities under one of two separate indentures between us and The Bank of New York (the “Trustee”). Senior debt will be issued under a senior note indenture and subordinated debt will be issued under a subordinated note indenture. The senior note indenture and the subordinated note indenture are sometimes referred to in this prospectus individually as an “indenture” and collectively as the “indentures.” The indentures provide that our debt securities may be issued in one or more series, with different terms, in each case as authorized from time to time by us. The indentures also give us the ability to reopen a previous issue of a series of debt securities and issue additional debt securities of that series or establish additional terms for that series of debt securities. None of the indentures limits the amount of debt securities or other unsecured debt which we may issue.

Neither the senior debt securities nor the subordinated debt securities will be secured by any of our property or assets. Thus, by owning a debt security, you are one of our unsecured creditors.

In addition to the following description of the debt securities, you should refer to the detailed provisions of each indenture, copies of which are filed as exhibits to the registration statement.

A prospectus supplement will specify the following terms of any issue of debt securities we may offer:

•	the designation or title, the aggregate principal amount and the authorized denominations if other than $1,000 and integral multiples of $1,000;

•	whether the debt securities will be senior or subordinated debt;

•	the price(s) at which debt securities will be issued;

•	whether the debt securities will be issued pursuant to a periodic offering program;

•	the percentage of their principal amount at which the debt securities will be issued and, if applicable, the method of determining the price;

•	the date or dates on which the debt securities will mature and any right to extend the date or dates;

•	the currency, currencies or currency units in which payments on the debt securities will be payable and the manner of determining the US dollar equivalent for purposes of determining outstanding debt securities of a series;

•	the rate or rates at which the debt securities will bear interest, if any, or the method of determination (including indices) of the rate or rates;

•	the date or dates from which such interest, if any, shall accrue, the dates on which the interest, if any, will be payable and the method of determining holders to whom any of the interest shall be payable;

•	any mandatory or optional sinking fund or analogous provisions;

•	the prices, if any, at which, the dates at or after which and the terms upon which, we may or must repay, repurchase or redeem the debt securities;

•	the date or dates, if any, after which the debt securities may be converted or exchanged into or for shares of our common stock or another company’s securities or property or settled for the cash value of securities issued by us or a third party and the terms for any conversion or exchange or settlement;

•	the exchanges, if any, on which the debt securities may be listed;

•	any special provisions for the payment of additional amounts with respect to the debt securities;

•	whether the debt securities are to be issuable as registered securities or bearer securities or both, whether any of the debt securities are to be issuable initially in temporary global form and whether any of the debt securities are to be issuable in permanent global form;

•	each office or agency where the principal of and any premium and interest on the debt securities will be payable and each office or agency where the debt securities may be presented for registration of transfer or exchange;

•	any right to defer payments of interest by extending the interest payment periods and the duration of the extensions;

•	the trustee under the indenture pursuant to which the debt securities are to be issued;

•	whether the debt securities will be subject to defeasance or covenant defeasance; and

•	any other terms of the debt securities not inconsistent with the provisions of the applicable indenture.

The senior debt securities will be unsecured and will rank equally with all other unsecured and unsubordinated indebtedness of Anthem. The subordinated debt securities will be unsecured and will rank subordinated and junior in right of payment, to the extent set forth in the subordinated note indenture, to all Senior Debt, as defined herein, of Anthem. See “Subordination” below.

Some of the debt securities may be issued as discounted debt securities to be sold at a substantial discount below their stated principal amount. The prospectus supplement will contain any United States federal income tax consequences and other special considerations applicable to discounted debt securities.

Payment and Transfer

Unless we state otherwise in a prospectus supplement, we will issue debt securities only as registered securities, which means that the name of the holder will be entered in a register which will be kept by the Trustee or another agent of us. Unless we state otherwise in a prospectus supplement, we will make principal and interest payments at the office of the paying agent or agents we name in the prospectus supplement or by mailing a check to you at the address we have for you in the register.

Unless we state otherwise in a prospectus supplement, you will be able to transfer registered debt securities at the office of the transfer agent or agents we name in the prospectus supplement. You may also exchange registered debt securities at the office of the transfer agent for an equal aggregate principal amount of registered debt securities of the same series having the same maturity date, interest rate and other terms as long as the debt securities are issued in authorized denominations.

Neither we nor the Trustee will impose any service charge for any transfer or exchange of a debt security; however, we may ask you to pay any taxes or other governmental charges in connection with a transfer or exchange of debt securities.

If the debt securities are redeemable and we redeem less than all of the debt securities of a particular series, we may block the transfer or exchange of debt securities during a specified period of time in order to freeze the list of holders to prepare the mailing. The period begins 15 days before the day we mail the notice of redemption and ends on the day of that mailing. We may also refuse to register transfers or exchanges of debt securities selected for redemption. However, we will continue to permit transfers and exchanges of the unredeemed portion of any debt security being partially redeemed.

Global Notes, Delivery and Form

Unless otherwise specified in a prospectus supplement, the debt securities will be issued in the form of one or more fully registered Global Notes, as defined below, that will be deposited with, or on behalf of, The Depository Trust Company, New York, New York, referred to herein as the Depository, and registered in the name of the Depository’s nominee. Global Notes are not exchangeable for definitive note certificates except in the specific circumstances described below. For purposes of this prospectus, “Global Note” refers to the Global Note or Global Notes representing an entire issue of debt securities.

A Global Note may be transferred, in whole and not in part, only to another nominee of the Depository or to a successor of the Depository or its nominee.

The Depository has advised us as follows:

•	The Depository is:

•	a limited purpose trust company organized under the laws of the State of New York;

•	a “banking organization” within the meaning of the New York banking law;

•	a member of the Federal Reserve System;

•	a “clearing corporation” within the meaning of the New York Uniform Commercial Code;

•	a “clearing agency” registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934.

•	The Depository was created to hold securities of its participants and to facilitate the clearance and settlement of securities transactions among its participants through electronic book entry changes in accounts of its participants, eliminating the need for physical movements of securities certificates.

•	The Depository participants include securities brokers and dealers, banks, trust companies, clearing corporations and others, some of whom own the Depository.

•	Access to the Depository book-entry system is also available to others that clear through or maintain a custodial relationship with a participant, either directly or indirectly.

•	Where we issue a Global Note in connection with the sale thereof to an underwriter or underwriters, the Depository will immediately credit the accounts of participants designated by the underwriter or underwriters with the principal amount of the debt securities purchased by the underwriter or underwriters.

•	Ownership of beneficial interests in a Global Note and the transfers of ownership will be effected only through records maintained by the Depository (with respect to participants), by the participants (with respect to indirect participants and certain beneficial owners) and by the indirect participants (with respect to all other beneficial owners). The laws of some states require that certain purchasers of securities take physical delivery in definitive form of securities they purchase. These laws may limit your ability to transfer beneficial interests in a Global Note.

So long as a nominee of the Depository is the registered owner of a Global Note, that nominee for all purposes will be considered the sole owner or holder of the debt securities under the indenture. Except as provided below, you will not be entitled to have debt securities registered in your name, will not receive or be entitled to receive physical delivery of debt securities in definitive form, and will not be considered the owners or holders thereof under the indenture.

We will make payment of principal of, premium, if any, and interest on, debt securities represented by a Global Note to the Depository or its nominee, as the case may be, as the registered owner and holder of the Global Note representing those debt securities. The Depository has advised us that upon receipt of any payment of principal of, or interest on, a Global Note, the Depository will immediately credit accounts of participants with payments in amounts proportionate to their respective beneficial interests in the principal amount of that Global Note, as shown in the records of the Depository. Standing instructions and customary practices will govern payments by participants to owners of beneficial interests in a Global Note held through those participants, as is now the case with securities held for the accounts of customers registered in “street name”. Those payments will be the sole responsibility of those participants, subject to any statutory or regulatory requirements that may be in effect from time to time.

Neither we, the Trustee nor any of our respective agents will be responsible for any aspect of the records of the Depository, any nominee or any participant relating to, or payments made on account of, beneficial interests in a Global Note or for maintaining, supervising or reviewing any of the records of the Depository, any nominee or any participant relating to those beneficial interests.

As described above, we will issue debt securities in definitive form in exchange for a Global Note only in the following situations:

•	if the Depository is at any time unwilling or unable to continue as depository and a successor depository is not appointed by us within 90 days; or

•	if we choose to issue definitive debt securities.

In either instance, an owner of a beneficial interest in a Global Note will be entitled to have debt securities equal in principal amount to that beneficial interest registered in its name and will be entitled to physical delivery of debt securities in definitive form. Debt securities in definitive form will be issued in denominations of $1,000 and integral multiples thereof and will be issued in registered form only, without coupons. We will maintain in the Borough of Manhattan, The City of New York, one or more offices or agencies where debt securities may be presented for payment and may be transferred or exchanged. You will not be charged a fee for any transfer or exchange of debt securities, but we may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith.

Modification of the Indentures

In general, our rights and obligations and the rights of the holders under the indentures may be modified if the holders of at least a majority in aggregate principal amount of the outstanding debt securities of each series affected by the modification consent to it. However, Section 9.02 of each indenture provides that, unless each affected holder agrees, we cannot

•	make any adverse change to any payment terms of a debt security such as:

•	extending the maturity date or dates;

•	extending the date on which we have to pay interest or make a sinking fund payment, other than deferrals of the payments of interest during any extension period as described in any applicable prospectus supplement;

•	reducing the interest rate;

•	reducing the amount of principal we have to repay;

•	changing the currency in which we have to make any payment of principal, premium or interest;

•	modifying any redemption or repurchase right to the detriment of the holder;

•	impairing any right of a holder to bring suit for payment;

•	reduce the percentage of the aggregate principal amount of debt securities needed to make any amendment to the indenture or to waive any covenant or default;

•	waive any past payment default; or

•	make any change to Section 9.02.

However, if we and the Trustee agree, we can amend the indenture without seeking the consent of any holders if the amendment does not adversely affect in any material respect any holder.

In addition, the subordinated note indenture may not be amended without the consent of each holder of subordinated debt securities affected thereby to modify the subordination of the subordinated debt securities issued under that indenture in a manner adverse to the holders of the subordinated debt securities.

Consolidation, Merger and Sale

We shall not consolidate with or merge into any other corporation or convey, transfer or lease our properties and assets substantially as an entirety to any person, unless (1) such other corporation or person expressly assumes, by supplemental indenture executed and delivered to the Trustee, the payment of the principal of and premium, if any, and interest on all the debt securities and the performance of every covenant of the indenture on our part to be performed or observed; (2) immediately after giving effect to such transactions, no Event of Default, and no event which, after notice or lapse of time or both, would become an Event of Default, shall have happened and be continuing; and (3) we have delivered to the Trustee an officers’ certificate and opinion of counsel, each stating that such transaction complies with the provisions of the indenture governing consolidation, merger, conveyance, transfer or lease, including all conditions precedent.

Events of Default

Each indenture defines an Event of Default with respect to any series of debt securities. Unless otherwise provided in the applicable prospectus supplement, Events of Default are any of the following:

•	default in any payment of principal or premium, if any, on any debt security of that series when due;

•	default for 30 days in payment of any interest, if any, on any debt security of that series (subject to the deferral of any due date in the case of an extension period);

•	default in the making or satisfaction of any sinking fund payment or analogous obligation for 30 days on the debt securities of that series;

•	default for 90 days after written notice, as provided in the indenture, of our performance of any other covenant in respect of the debt securities of that series contained in the indenture;

•	certain events in bankruptcy, insolvency or reorganization; or

•	any other event of default provided with respect to debt securities of a series.

An Event of Default under one series of debt securities does not necessarily constitute an Event of Default under any other series of debt securities. Each indenture provides that the Trustee may withhold notice to the holders of any series of debt securities issued thereunder of any default if the Trustee considers it in the interest of such holders to do so provided the Trustee may not withhold notice of default in the payment of principal, premium, if any, or interest, if any, on any of the debt securities of that series or in the making of any sinking fund installment or analogous obligation with respect to that series.

Each indenture provides that if an Event of Default occurs and is continuing with respect to any series of debt securities, either the Trustee or the holders of not less than 25% in aggregate principal amount of the outstanding debt securities of that series may declare the principal amount (or in the case of discounted debt securities, that portion of the principal amount as may be specified in the terms of that series) of all the debt securities of that series to be due and payable immediately. At any time after a declaration of acceleration with respect to debt securities of any series has been made, but before a judgement or decree for payment of money has been obtained by the Trustee, the holders of a majority in aggregate outstanding principal amount of the debt securities of that series may, under certain circumstances, annul and rescind such acceleration. The holders of a majority in principal amount of such debt securities then outstanding may also waive on behalf of all holders of that series past defaults with respect to a particular series of debt securities except, unless previously cured, a default in payment of principal, premium, if any, or interest, if any, on any of the debt securities of such series, or the payment of any sinking fund installment or analogous obligation on the debt securities of such series.

Other than the duties of a trustee during a default, the Trustee is not obligated to exercise any of its rights or powers under each indenture at the request, order or direction of any holders of debt securities of any series issued thereunder unless the holders shall have offered to the Trustee indemnity. Subject to the indemnification provision, each indenture provides that the holders of a majority in principal amount of the debt securities of any series issued thereunder at the time outstanding shall have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee thereunder, or exercising any trust or power conferred on such Trustee with respect to the debt securities of such series. However, the Trustee may decline to act if it has not been offered indemnity or if it determines that the proceedings so directed would be illegal or involve it in any personal liability.

Conversion and Exchange Rights

The debt securities of any series may be convertible into or exchangeable for other securities of Anthem or another issuer or property or cash on the terms and subject to the conditions set forth in the applicable prospectus supplement.

Defeasance and Discharge

The following discussion of full defeasance and discharge will apply to any series of debt securities unless otherwise indicated in the applicable prospectus supplement with respect to the debt securities of a series.

Each indenture provides that if we choose to have the defeasance and discharge provision applied to the debt securities, we can legally release ourselves from any payment or other obligations on the debt securities, except for the ministerial obligations described below, if we put in place the following arrangements for you to be repaid:

•	We must deposit in trust for the benefit of all direct holders of debt securities money, U.S. government or U.S. government agency notes or bonds, or a combination thereof that will generate enough cash to make any interest, premium, principal or other payments on the debt securities on their various due dates; and

•	We must deliver to the Trustee a legal opinion of our counsel confirming that we received from, or there has been published by, the U.S. Internal Revenue Service a ruling, or there has been a change in U.S. federal income tax law, and, in either case, under then current U.S. law we may make the above deposit without causing you to be taxed on the debt securities any differently than if we did not make the deposit and just repaid the debt securities ourselves.

In addition, the subordinated note indenture provides that if we choose to have the defeasance and discharge provision applied to the subordinated debt securities, the subordination provisions of the subordinated note indenture will become ineffective.

However, even if we make the deposit in trust and opinion delivery arrangements discussed above, a number of our obligations relating to the debt securities will remain. These include our obligations:

•	to register the transfer and exchange of debt securities;

•	to replace mutilated, destroyed, lost or stolen debt securities;

•	to maintain paying agencies; and

•	to hold money for payment in trust.

Covenant Defeasance

The indentures also allow us to choose whether covenant defeasance will apply to any series of debt securities. If we do so choose, we will say so in the prospectus supplement.

The indentures provide that if we choose to have the covenant defeasance provision applied to any debt securities, we need not comply with the covenants in the indentures, including under “Consolidation, Merger and Sale” and, in the case of the subordinated note indenture, the provisions relating to subordination. In addition, covenant defeasance would also render ineffective any Event of Default provisions relating to any restrictive covenants. Any of our other obligations affected by covenant defeasance will be specified in the prospectus supplement.

In order to exercise the covenant defeasance option, we must put into place the same deposit in trust and opinion delivery arrangements as discussed above under “Defeasance and Discharge”.

Highly Leveraged Transaction

The general provisions of the indentures do not afford holders of the debt securities protection in the event of a highly leveraged or other transaction involving us that may adversely affect holders of the debt securities.

Subordination

Any subordinated debt securities issued under the subordinated note indenture will be subordinate and junior in right of payment to all of our Senior Debt whether existing at the date of the subordinated note indenture or subsequently incurred. Upon any payment or distribution of our assets to creditors upon any:

•	liquidation;

•	dissolution;

•	winding-up;

•	receivership;

•	reorganization;

•	assignment for the benefit of creditors;

•	marshaling of assets and liablities;

•	bankruptcy;

•	insolvency; or

•	debt restructuring or similar proceedings in connection with any insolvency or bankruptcy proceeding,

the holders of Senior Debt will first be entitled to receive payment in full of the principal of and any premium and interest on such Senior Debt before the holders of the subordinated debt securities will be entitled to receive or retain any payment in respect of the principal of and any premium or interest on the subordinated debt securities.

Upon the acceleration of the maturity of any subordinated debt securities, the holders of all Senior Debt outstanding at the time of the acceleration will first be entitled to receive payment in full of all amounts due thereon, including any amounts due upon acceleration, before the holders of subordinated debt securities will be entitled to receive or retain any payment in respect of the principal of or any premium or interest on the subordinated debt securities.

No payments on account of principal, or any premium or interest, in respect of the subordinated debt securities may be made if:

•	there has occurred and is continuing a default in any payment with respect to Senior Debt; or

•	there has occurred and is continuing an event of default with respect to any Senior Debt resulting in the acceleration of the maturity thereof.

“Senior Debt” means the principal of, and any premium and interest, including interest accruing on or after the filing of any petition in bankruptcy or for reorganization relating to us, whether or not such claim for post-petition interest is allowed in such proceeding, on our Debt, whether incurred on, before or after the date of the subordinated note indenture, unless the instrument creating or evidencing the Debt or under which the Debt is outstanding provides that obligations created by it are not superior in right of payment to the subordinated debt securities.

“Debt” means, with respect to any person, whether recourse is to all or a portion of the assets of that person and whether or not contingent:

•	every obligation of that person for money borrowed;

•	every obligation of that person evidenced by bonds, debentures, notes or other similar instruments, including obligations incurred in connection with the acquisition of property, assets or businesses;

•	every reimbursement of that person with respect to letters of credit, bankers’ acceptances or similar facilities issued for the account of that person;

•	property or services, but excluding trade accounts payable or accrued liabilities arising in the ordinary course of business;

•	every capital lease obligation of that person; and

•	every obligation of the type referred to above of another person and all dividends of another person the payment of which, in either case, such person has guaranteed or for which such person is responsible or liable, directly or indirectly, as obligor or otherwise.

The indentures will place no limitation on the amount of additional Senior Debt that we may incur.

Governing Law

The indentures and the debt securities will be governed by and construed in accordance with the laws of the State of New York, except to the extent that the Trust Indenture Act applies.

Concerning the Trustee

We have had and may continue to have commercial and investment banking relationships with The Bank of New York in the ordinary course of business. The Bank of New York is currently the trustee under indentures pursuant to which we have issued $230 million of debentures as part of its 6.00% equity security units and $950 million of notes. The Bank of New York is also the purchase contract agent for our 6.00% equity security units.

DESCRIPTION OF THE PREFERRED STOCK

This section describes the general terms and provisions of the preferred stock we may offer by this prospectus. The applicable prospectus supplement will describe the specific terms of the series of the preferred stock then offered, and the terms and provisions described in this section will apply only to the extent not superceded by the terms of the applicable prospectus supplement.

This section is only a summary of the preferred stock that we may offer. We urge you to read carefully our articles of incorporation and the articles of amendment we will file in relation to an issue of any particular series of preferred stock before you buy any preferred stock.

We are authorized to issue up to 100,000,000 shares of preferred stock, without par value, none of which is issued or outstanding. Our board of directors may issue from time to time shares of preferred stock in one or more series and with the relative powers, rights and preferences and for the consideration our board of directors may determine.

Our board of directors may, without further action of the shareholders, determine and set forth in an amendment to our articles of incorporation the following for each series of preferred stock:

•	the serial designation and the number of shares in that series;

•	the dividend rate or rates, whether dividends shall be cumulative and, if so, from what date, the payment date or dates for dividends, and any participating or other special rights with respect to dividends;

•	any voting powers of the shares;

•	whether the shares will be redeemable and, if so, the price or prices at which, and the terms and conditions on which the shares may be redeemed;

•	the amount or amounts payable upon the shares in the event of voluntary or involuntary liquidation, dissolution or winding up of us prior to any payment or distribution of our assets to any class or classes of our stock ranking junior to the preferred stock;

•	whether the shares will be entitled to the benefit of a sinking or retirement fund and, if so entitled, the amount of the fund and the manner of its application, including the price or prices at which the shares may be redeemed or purchased through the application of the fund;

•	whether the shares will be convertible into, or exchangeable for, shares of any other class or of any other series of the same or any other class of our stock or the stock of another issuer, and if so convertible or exchangeable, the conversion price or prices, or the rates of exchange, and any adjustments to the conversion price or rates of exchange at which the conversion or exchange may be made, and any other terms and conditions of the conversion or exchange; and

•	any other preferences, privileges and powers, and relative, participating, optional, or other special rights, and qualifications, limitations or restrictions, as our board of directors may deem advisable and as shall not be inconsistent with the provisions of our articles of incorporation.

Depending on the rights prescribed for a series of preferred stock, the issuance of preferred stock could have an adverse effect on the voting power of the holders of common stock and could adversely affect holders of common stock by delaying or preventing a change in control of us, making removal of our present management more difficult or imposing restrictions upon the payment of dividends and other distributions to the holders of common stock.

The preferred stock, when issued, will be fully paid and nonassessable. Unless the applicable prospectus supplement provides otherwise, the preferred stock will have no preemptive rights to subscribe for any additional securities which may be issued by us in the future. The transfer agent and registrar for the preferred stock will be specified in the applicable prospectus supplement.

DESCRIPTION OF COMMON STOCK

General

We are authorized to issue up to 900,000,000 shares of common stock, par value $0.01 per share. Each holder of our common stock is entitled to one vote per share of record on all matters to be voted upon by the shareholders. Holders do not have cumulative voting rights in the election of directors or any other matter. Subject to the preferential rights of the holders of any preferred stock that may at the time be outstanding, each share of common stock will entitle the holder of that share to an equal and ratable right to receive dividends when, if and as declared from time to time by our board of directors and paid out of legally available funds. We do not anticipate paying cash dividends.

In the event of our liquidation, dissolution or winding up, the holders of common stock will be entitled to share ratably in all assets remaining after payments to creditors and after satisfaction of the liquidation preference, if any, of the holders of any preferred stock that may at the time be outstanding. Holders of common stock have no preemptive or redemption rights and will not be subject to further calls or assessments by us. Any shares of common stock offered by this prospectus will, when issued, be fully paid and non-assessable.

Authorized But Unissued Shares

Indiana law does not require shareholder approval for any issuance of authorized shares. Authorized but unissued shares may be used for a variety of corporate purposes, including future public or private offerings to raise additional capital or to facilitate corporate acquisitions. One of the effects of the existence of authorized but unissued shares may be to enable the board of directors to issue shares to persons friendly to current management, which issuance could render more difficult or discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of current management and possibly deprive the shareholders of opportunities to sell their shares of common stock at prices higher than prevailing market prices.

Limitations on Ownership of Our Common Stock in Articles of Incorporation

Our license agreements with the BCBSA require as a condition to our retention of the licenses that our articles of incorporation contain certain provisions, including limitations on the ownership of our common stock. Our articles of incorporation provide that after the demutualization of Anthem Insurance, a subsidiary of Anthem, which took place on November 2, 2001, no person may beneficially own shares of its voting capital stock in excess of the specified BCBSA ownership limit, except with the prior approval of a majority of the continuing directors (as defined in our articles of incorporation). The BCBSA ownership limit, which may not be exceeded without the prior approval of the BCBSA, is the following:

•	for any “Institutional Investor,” one share less than 10% of our outstanding voting securities;

•	for any “Noninstitutional Investor,” one share less than 5% of our outstanding voting securities; and

•	for any person, one share less than the number of shares of our common stock or other equity securities (or a combination thereof) representing a 20% or more ownership interest in our company.

“Institutional Investor” means any person if (but only if) such person is:

•	a broker or dealer registered under Section 15 of the Exchange Act;

•	a bank as defined in Section 3(a)(6) of the Exchange Act;

•	an insurance company as defined in Section 3(a)(19) of the Exchange Act;

•	an investment company registered under Section 8 of the Investment Company Act of 1940;

•	an investment adviser registered under Section 203 of the Investment Advisers Act of 1940;

•	an employee benefit plan, or pension fund which is subject to the provisions of ERISA or an endowment fund;

•	a parent holding company, provided the aggregate amount held directly by the parent, and directly and indirectly by its subsidiaries which are not persons specified in the six bullet points listed above, does not exceed one percent of the securities of the subject class such as common stock; or

•	a group, provided that all the members are persons specified in any of the seven bullet points listed above.

In addition, every filing made by such person with the SEC under Regulations 13D-G (or any successor regulations) under the Exchange Act with respect to that person’s beneficial ownership must contain a certification substantially to the effect that our common stock acquired by that person was acquired in the ordinary course of business and was not acquired for the purpose of and does not have the effect of changing or influencing the control of our company and was not acquired in connection with or as a participant in any transaction having such purpose or effect.

“Noninstitutional Investor” means any person that is not an Institutional Investor.

Any transfer of stock that would result in any person beneficially owning shares of our capital stock in excess of the ownership limit will result in the intended transferee acquiring no rights in such shares (with certain exceptions) and the person’s shares will be deemed transferred to an escrow agent to be held until the shares are transferred to a person whose ownership of the shares will not violate the ownership limit. These provisions prevent a third party from obtaining control of our company without obtaining the prior approval of our continuing directors or the 75% supermajority vote required to amend these provisions of our articles of incorporation and may have the effect of discouraging or even preventing a merger or business combination, a tender offer or similar extraordinary transaction involving us.

Certain Other Provisions of Our Articles of Incorporation and Bylaws

Certain other provisions of our articles of incorporation and bylaws may delay or make more difficult unsolicited acquisitions or changes of control of us. These provisions could have the effect of discouraging third parties from making proposals involving an unsolicited acquisition or change in control of us, although these proposals, if made, might be considered desirable by a majority of our shareholders. These provisions may also have the effect of making it more difficult for third parties to cause the replacement of the current management without the concurrence of the board of directors. These provisions include:

•	the division of the board of directors into three classes serving staggered terms of office of three years;

•	provisions allowing the removal of directors only upon a 66% shareholder vote or upon the affirmative vote of both a majority of all directors and a majority of continuing directors (as defined in our articles of incorporation);

•	provisions limiting the maximum number of directors to 19, and requiring that any increase in the number of directors then in effect must be approved by a majority of continuing directors;

•	permitting only the board of directors, the Chairman, the Chief Executive Officer or the President to call a special meeting of shareholders;

•	requirements for a 75% supermajority vote of our shareholders to amend certain provisions of our articles of incorporation, including those provisions discussed in this section; and

•	requirements for advance notice for raising business or making nominations at shareholders’ meetings.

Our bylaws establish an advance notice procedure with regard to business to be brought before an annual or special meeting of shareholders and with regard to the nomination of candidates for election as directors, other than by or at the direction of the board of directors. Although our bylaws do not give the board of directors any power to approve or disapprove shareholder nominations for the election of directors or proposals for action, they may have the effect of precluding a contest for the election of directors or the consideration of shareholder proposals if the established procedures are not followed, and of discouraging or deterring a third party from conducting a solicitation of proxies to elect its own slate of directors or to approve its proposal without regard to whether consideration of those nominees or proposals might be harmful or beneficial to us and our shareholders.

Our articles of incorporation provide that, in the case of a merger, sale or purchase of assets, issuance of securities or reclassification, each a “business combination,” involving a beneficial owner of 10% or more of the voting power of our capital stock (a “related person”), or any affiliate or associate of a related person, such business combination must be approved by (1) 66% of the voting power of our outstanding voting stock and (2) a majority of the then outstanding voting power of the voting stock held by shareholders other than the related person. However, these shareholder approval requirements do not apply if the business combination is approved prior to the time that the related person became a related person by at least two-thirds of the continuing directors (as defined in our articles of incorporation) or the consideration to be received by shareholders in the business combination is at least equal to the higher of the highest price paid by the related person in acquiring its interest in our company, with specified adjustments, or the fair market value determined by the closing price during the previous thirty-day period and some other requirements are met.

Certain Provisions of Indiana Law

Demutualization

Under the Indiana demutualization law, for a period of five years following the effective date of the demutualization (November 2, 2001), no person may acquire beneficial ownership of 5% or more of the outstanding shares of our common stock without the prior approval of the Indiana Insurance Commissioner and our board of directors.

This restriction does not apply to acquisitions made by us or made pursuant to an employee benefit plan or employee benefit trust sponsored by us. The Indiana Insurance Commissioner has adopted rules under which passive institutional investors could purchase 5% or more but less than 10% of any outstanding common stock with the approval of our board of directors and prior notice to the Indiana Insurance Commissioner.

Certain Provisions of the Indiana Business Corporation Law

In addition, under specified circumstances, the following provisions of the Indiana Business Corporation Law, or IBCL, may delay, prevent or make more difficult unsolicited acquisition or changes of control of our company. These provisions also may have the effect of preventing changes in our management. It is possible that these provisions could make it more difficult to accomplish transactions which shareholders may otherwise deem to be in their best interests.

Control Share Acquisitions. Under Sections 23-1-42-1 to 23-1-42-11 of the IBCL, an acquiring person or group who makes a “control share acquisition” in an “issuing public corporation” may not exercise voting rights on any “control shares” unless these voting rights are conferred by a majority vote of the disinterested shareholders of the issuing corporation at a special meeting of those shareholders held upon the request and at the expense of the acquiring person. If control shares acquired in a control share acquisition are accorded full voting rights and the acquiring person has acquired control shares with a majority or more of all voting power, all shareholders of the issuing public corporation have dissenters’ rights to receive the fair value of their shares pursuant to Section 23-1-44 of the IBCL.

Under the IBCL, “control shares” means shares acquired by a person that, when added to all other shares of the issuing public corporation owned by that person or in respect to which that person may exercise or direct the exercise of voting power, would otherwise entitle that person to exercise voting power of the issuing public corporation in the election of directors within any of the following ranges:

•	one-fifth or more but less than one-third;

•	one-third or more but less than a majority; or

•	a majority or more.

“Control share acquisition” means, subject to specified exceptions, the acquisition, directly or indirectly, by any person of ownership of, or the power to direct the exercise of voting power with respect to, issued and outstanding control shares. For the purposes of determining whether an acquisition constitutes a control share acquisition, shares acquired within 90 days or under a plan to make a control share acquisition are considered to have been acquired in the same acquisition. “Issuing public corporation” means a corporation which is organized in Indiana and has (i) 100 or more shareholders, (ii) its principal place of business, its principal office or substantial assets within Indiana and (iii) either:

•	more than 10% of its shareholders resident in Indiana;

•	more than 10% of its shares owned by Indiana residents; or

•	10,000 shareholders resident in Indiana.

The above provisions do not apply if, before a control share acquisition is made, the corporation’s articles of incorporation or bylaws, including a board adopted by-law, provide that they do not apply. Our articles of incorporation and bylaws do not currently exclude us from the restrictions imposed by the above provisions.

Certain Business Combinations. Sections 23-1-43-1 to 23-1-43-24 of the IBCL restrict the ability of a “resident domestic corporation” to engage in any combinations with an “interested shareholder” for five years after the date the interested shareholder became such, unless the combination or the purchase of shares by the interested shareholder on the interested shareholder’s date of acquiring shares is approved by the board of directors of the resident domestic corporation before that date. If the combination was not previously approved, the interested shareholder may effect a combination after the five-year period only if that shareholder receives approval from a majority of the disinterested shares or the offer meets specified fair price criteria. For purposes of the above provisions, “resident domestic corporation” means an Indiana corporation that has 100 or more shareholders. “Interested shareholder” means any person, other than the resident domestic corporation or its subsidiaries, who is (1) the beneficial owner, directly or indirectly, of 10% or more of the voting power of the outstanding voting shares of the resident domestic corporation or (2) an affiliate or associate of the resident domestic corporation, which at any time within the five-year period immediately before the date in question, was the beneficial owner, directly or indirectly, of 10% or more of the voting power of the then outstanding shares of the resident domestic corporation. The above provisions do not apply to corporations that so elect in an amendment to their articles of incorporation approved by a majority of the disinterested shares. That amendment, however, cannot become effective until 18 months after its passage and would apply only to share acquisitions occurring after its effective date. Our articles of incorporation do not exclude us from the restrictions imposed by the above provisions.

Directors’ Duties and Liability. Under Section 23-1-35-1 of the IBCL, directors are required to discharge their duties:

•	in good faith;

•	with the care an ordinarily prudent person in a like position would exercise under similar circumstances; and

•	in a manner the directors reasonably believe to be in the best interests of the corporation.

However, the IBCL also provides that a director is not liable for any action taken as a director, or any failure to act, unless the director has breached or failed to perform the duties of the director’s office and the action or failure to act constitutes willful misconduct or recklessness.

The exoneration from liability under the IBCL does not affect the liability of directors for violations of the federal securities laws.

Section 23-1-35-1 of the IBCL also provides that a board of directors, in discharging its duties, may consider, in its discretion, both the long-term and short-term best interests of the corporation, taking into account, and weighing as the directors deem appropriate, the effects of an action on the corporation’s shareholders, employees, suppliers and customers and the communities in which offices or other facilities of the corporation are located and any other factors the directors consider pertinent. If a determination is made with the approval of a majority of the disinterested directors of the board, that determination is conclusively presumed to be valid unless it can be demonstrated that the determination was not made in good faith after reasonable investigation. Once the board, in exercising its business judgment, has determined that a proposed action is not in the best interests of the corporation, it has no duty to remove any barriers to the success of the action, including a shareholder rights plan. Section 23-1-35-1 specifically provides that specified judicial decisions in Delaware and other jurisdictions, which might be looked upon for guidance in interpreting Indiana law, including decisions that propose a higher or different degree of scrutiny in response to a proposed acquisition of the corporation, are inconsistent with the proper application of the business judgment rule under that section.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is EquiServe Trust Company, N.A.

DESCRIPTION OF THE WARRANTS

This section describes the general terms and provisions of the warrants that we may offer pursuant to this prospectus. The applicable prospectus supplement will describe the specific terms of the warrants then offered, and the terms and provisions described in this section will apply only to the extent not superceded by the terms of the applicable prospectus supplement.

We may issue warrants for the purchase of senior debt securities, subordinated debt securities, preferred stock or common stock. Warrants may be issued alone or together with senior debt securities, subordinated debt securities, preferred stock or common stock offered by any prospectus supplement and may be attached to or separate from those securities. Each series of warrants will be issued under warrant agreements between us and a bank or trust company, as warrant agent, which will be described in the applicable prospectus supplement. The warrant agent will act solely as our agent in connection with the warrants and will not act as an agent or trustee for any holders or beneficial holders of warrants.

This section summarizes the general terms and provisions of the forms of warrant agreements and warrant certificates. Because this is only a summary, it does not contain all of the details found in the full text of the warrant agreements and the warrant certificates. We urge you to read the applicable form of warrant agreement and the form of warrant certificate that we will file in relation to an issue of any warrants.

General

If warrants for the purchase of debt securities are offered, the applicable prospectus supplement will describe the terms of those warrants, including the following if applicable:

•	the offering price;

•	the currencies in which the warrants are being offered;

•	the designation, aggregate principal amount, currencies, denominations and terms of the series of the senior debt securities or subordinated debt securities that can be purchased upon exercise;

•	the designation and terms of any series of senior debt securities or subordinated debt securities with which the warrants are being offered and the number of warrants offered with each debt security;

•	the date on and after which the holder of the warrants can transfer them separately from the series of senior debt securities or subordinated debt securities;

•	the principal amount of the series of senior debt securities or subordinated debt securities that can be purchased upon exercise and the price at which and currencies in which the principal amount may be purchased upon exercise;

•	the date on which the right to exercise the warrants begins and the date on which the right expires;

•	a discussion of material United States federal income tax considerations applicable to the warrants; and

•	any other terms of the warrants.

Unless the applicable prospectus supplement provides otherwise, warrants for the purchase of debt securities will be in registered form only. Until any warrants to purchase senior debt securities or subordinated debt securities are exercised, the holder of the warrants will not have any of the rights of holders of the debt securities that can be purchased upon exercise, including any right to receive payments of principal, premium or interest on the underlying debt securities or to enforce covenants in the applicable indenture.

If warrants for the purchase of preferred stock or common stock are offered, the applicable prospectus supplement will describe the terms of those warrants, including the following if applicable:

•	the offering price;

•	the total number of shares that can be purchased upon exercise and, in the case of warrants for preferred stock, the designation, total number and terms of the series of preferred stock that can be purchased upon exercise;

•	the designation and terms of the series of preferred stock with which the warrants are being offered and the number of warrants being offered with each share of preferred stock or share of common stock;

•	the date on and after which the holder of the warrants can transfer them separately from the related common stock or series of preferred stock;

•	the number of shares of preferred stock or shares of common stock that can be purchased upon exercise and the price at which the preferred stock or common stock may be purchased upon exercise;

•	the date on which the right to exercise the warrants begins and the date on which that right expires;

•	United States federal income tax consequences; and

•	any other terms of the warrants.

Unless the applicable prospectus supplement provides otherwise, warrants for the purchase of preferred stock or common stock will be in registered form only. Until any warrants to purchase preferred stock or common stock are exercised, holders of the warrants will not have any rights of holders of the underlying preferred stock or common stock, including any right to receive dividends or to exercise any voting rights.

A holder of warrant certificates may:

•	exchange them for new certificates of different denominations;

•	present them for registration of transfer; and

•	exercise them at the corporate trust office of the warrant agent or any other office indicated in the applicable prospectus supplement.

Exercise of Warrants

Each holder of a warrant is entitled to purchase the principal amount of senior debt securities or subordinated debt securities or the number of shares of preferred stock or common stock at the exercise price described in the applicable prospectus supplement. After the close of business on the day when the right to exercise terminates, or a later date if we extend the time for exercise, unexercised warrants will become void.

Unless the applicable prospectus supplement provides otherwise, a holder of warrants may exercise them by following the general procedure outlined below:

•	delivering to the warrant agent the payment required by the applicable prospectus supplement to purchase the underlying security;

•	properly completing and signing the reverse side of the warrant certificate representing the warrants; and

•	delivering the warrant certificate representing the warrants to the warrant agent within five business days of the warrant agent receiving payment of the exercise price.

If you comply with the procedures described above, your warrants will be considered to have been exercised when the warrant agent receives payment of the exercise price. After you have completed those procedures, we will, as soon as practicable, issue and deliver to you the senior debt securities, subordinated debt securities, preferred stock or common stock that you purchased upon exercise. If you exercise fewer than all of the warrants represented by a warrant certificate, a new warrant certificate will be issued to you for the unexercised amount of warrants. Holders of warrants will be required to pay any tax or governmental charge that may be imposed in connection with transferring the underlying securities in connection with the exercise of the warrants.

Amendments and Supplements to Warrant Agreements

Unless the applicable prospectus supplement provides otherwise, the following describes generally the provisions relating to amending and supplementing the warrant agreements.

We may amend or supplement a warrant agreement without the consent of the holders of the applicable warrants if the changes are not inconsistent with the provisions of the warrants and do not materially adversely affect the interests of the holders of the warrants. We and the warrant agent may also modify or amend a warrant agreement and the terms of the warrants if a majority of the then outstanding unexercised warrants affected by the modification or amendment consent. However, no modification or amendment that accelerates the expiration date, increases the exercise price, reduces the majority consent requirement for any modification or amendment or otherwise materially adversely affects the rights of the holders of the warrants may be made without the consent of each holder affected by the modification or amendment.

Warrant Adjustments

The warrant certificate and the applicable prospectus supplement will describe the events requiring adjustment to the warrant exercise price or the number or principal amount of securities issuable upon exercise of the warrant.

DESCRIPTION OF PURCHASE CONTRACTS AND PURCHASE UNITS

Purchase Contracts

We may issue purchase contracts for the purchase and sale of, or whose cash value is determined by reference or linked to the performance, level or value of, our securities, including our common or preferred stock or other debt or equity securities described in this prospectus.

We refer to each security described above as a “purchase contract security.” Each purchase contract will obligate:

•	the holder to purchase or sell, and obligate us to sell or purchase, on specified dates, one or more purchase contract securities at a specified price or prices; or

•	the holder or us to settle the purchase contract by reference to the value, performance or level of one or more purchase contract securities, on specified dates and at a specified price or prices.

Some purchase contracts may include multiple obligations to purchase or sell different purchase contract securities, and both we and the holder may be sellers or buyers under the same purchase contract. No holder of a purchase contract will have the rights of a holder of the underlying security under the contract, including any right to receive payments on that security, until the purchase contract is exercised.

The prospectus supplement will contain, where applicable, the following information about the purchase contract:

•	whether the purchase contract obligates the holder to purchase or sell, or both purchase and sell, one or more purchase contract securities and the nature and amount of each of those securities, or the method of determining those amounts;

•	whether the purchase contract is to be settled by delivery, or by reference or linkage to the value, performance or level of, the purchase contract securities;

•	any acceleration, cancellation, termination or other provisions relating to the settlement of the purchase contract;

•	whether the purchase contract will be issued as part of a unit and, if so, the other securities comprising the unit; and

•	whether the purchase contract will be issued in fully registered or bearer form and in global or non-global form.

Purchase Units

The purchase contracts may be issued separately or as part of units consisting of a purchase contract and our debt securities or preferred stock, securing the holders’ obligations to purchase the purchase contract security. These units are called “purchase units.” If we issue a purchase contract as part of a unit, the accompanying prospectus supplement will state whether the contract will be separable from the other securities in the unit before the contract settlement date. The purchase contracts may require us to make periodic payments to the holders of the purchase units or vice versa, and these payments may be unsecured or refunded on some basis. The purchase contracts may require holders to secure their obligations under the purchase contracts in a specified manner.

The applicable prospectus supplement will describe the terms of the purchase contracts or purchase units. A copy of the purchase agreement will be filed with the SEC in connection with the offering of purchase contracts and purchase units. The description in the prospectus supplement will not necessarily be complete, and you should read the purchase contracts, and, if applicable, collateral or depositary arrangements, relating to the purchase contracts or purchase units.

PLAN OF DISTRIBUTION

We may sell the securities offered by this prospectus:

•	to one or more underwriters or dealers for public offering;

•	through agents;

•	directly to purchasers; or

•	through a combination of any of these methods of sale.

The name of any underwriter, dealer or agent involved in the offer and sale of the securities, the amounts underwritten and the nature of its obligation to take the securities will be stated in the applicable prospectus supplement. We have reserved the right to sell the securities directly to investors on our own behalf in those jurisdictions where we are authorized to do so. The sale of the securities may be effected in transactions:

•	on any securities exchange or quotation service on which the securities may be listed or quoted at the time of sale;

•	in the over-the-counter market;

•	in transactions otherwise than on such exchanges or in the over-the-counter market; or

•	through the writing of options.

In addition, we may issue the securities as a dividend or distribution or in a subscription rights offering to our existing security holders. In some cases, we or dealers acting with us or on our behalf may also purchase securities and reoffer them to the public by one or more of the methods described above. This prospectus may be used in connection with any offering of our securities through any of these methods or other methods described in the applicable prospectus supplement.

We, our agents and underwriters may offer and sell the securities at a fixed price or prices that may be changed, at market prices prevailing at the time of sale, at prices related to the prevailing market prices or at negotiated prices. The securities may be offered on an exchange, which will be disclosed in the applicable prospectus supplement. We may, from time to time, authorize dealers, acting as our agents, to offer and sell the securities upon terms and conditions as set forth in the applicable prospectus supplement.

If we use underwriters to sell securities, we will enter into an underwriting agreement with them at the time of the sale to them. In connection with the sale of the securities, underwriters may receive compensation from us in the form of underwriting discounts or commissions and may also receive commissions from purchasers of the securities for whom they may act as agent. Any underwriting compensation paid by us to underwriters or agents in connection with the offering of the securities, and any discounts, concessions or commissions allowed by underwriters to participating dealers, will be set forth in the applicable prospectus supplement to the extent required by applicable law. Underwriters may sell the securities to or through dealers, and dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters or commissions, which may be changed from time to time, from the purchasers for whom they may act as agents.

Dealers and agents participating in the distribution of the securities may be deemed to be underwriters, and any discounts and commissions received by them and any profit realized by them on resale of the securities may be deemed to be underwriting discounts and commissions under the Securities Act of 1933, as amended, or the Securities Act. Unless otherwise indicated in the applicable prospectus supplement, an agent will be acting on a best efforts basis, and a dealer will purchase debt securities as a principal, and may then resell the debt securities at varying prices to be determined by the dealer.

If so indicated in the applicable prospectus supplement, we will authorize underwriters, dealers or agents to solicit offers by specified institutions to purchase offered securities from us at the public offering price set forth in that prospectus supplement pursuant to delayed delivery contracts providing for payment and delivery on a specified date in the future. These delayed delivery contracts will be subject to any conditions set forth in the applicable prospectus supplement, and that prospectus supplement will set forth the commission payable for solicitation of those contracts. The underwriters and other persons soliciting those contracts will have no responsibility for the validity or performance of any of those contracts.

If we offer securities in a subscription rights offering to our existing security holders, we may enter into a standby underwriting agreement with dealers, acting as standby underwriters. We may pay the standby underwriters a commitment fee for the securities they commit to purchase on a standby basis. If we do not enter into a standby underwriting arrangement, we may retain a dealer-manager to manage a subscription rights offering for us.

Underwriters, dealers and agents may be entitled, under agreements entered into with us, to indemnification against and contribution towards certain civil liabilities, including any liabilities under the Securities Act.

To facilitate the offering of securities, some persons participating in the offering may engage in transactions that stabilize, maintain, or otherwise affect the price of the securities. These may include over-allotment, stabilization, syndicate, short covering transactions and penalty bids. Over-allotment involves sales in excess of the offering size, which creates a short position. Stabilizing transactions involve bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum. Syndicate short covering transactions involve purchases of securities in the open market after the distribution has been completed in order to cover syndicate short positions. Penalty bids permit the underwriters to reclaim selling concessions from dealers when the securities originally sold by the dealers are purchased in covering transactions to cover syndicate short positions. These transactions may cause the price of the securities sold in an offering to be higher than it would otherwise be. These transactions, if commenced, may be discontinued by the underwriters at any time.

Any securities other than our common stock issued by us under this prospectus may be new issues of securities with no established trading market. Any underwriters or agents to or through whom these securities are sold for public offering and sale may make a market in these securities, but the underwriters or agents will not be obligated to do so and may discontinue any market making at any time without notice. No assurance can be given as to the liquidity of the trading market for any of these securities. The amount of expenses expected to be incurred by us in connection with any issuance of securities will be set forth in the applicable prospectus supplement. Some of the underwriters, dealers or agents and their associates may engage in transactions with, and perform services for, us and some of our affiliates in the ordinary course of our business or otherwise.

LEGAL OPINION

Baker & Daniels, Indianapolis, Indiana, will issue an opinion about the validity of the offered securities for us. Any underwriters will be advised about other issues relating to any offering by their own legal counsel.

EXPERTS

The consolidated financial statements of Anthem, Inc. appearing in the Company’s Annual Report (Form 10-K) for the year ended December 31, 2001 have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report, given on the authority of such firm as experts in accounting and auditing.

$200,000,000

Anthem, Inc.

3.50% Notes due 2007

PROSPECTUS SUPPLEMENT

August 25, 2004

Banc of America Securities LLC